UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                 to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2020 and 2019, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN

Date: June 24, 2021	/S/ KRISTEN ROBY DIMLOW
Kristen Roby Dimlow
Member of 401(k) Administrative Committee

Date: June 24, 2021	/S/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 24, 2021	/S/ ANITA MEHRA
Anita Mehra
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019	3

Notes to Financial Statements	4

Supplemental Schedule:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2020	10

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Microsoft Corporation Savings Plus 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 24, 2021

We have served as the auditor of the Plan since 1987.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2020	2019

ASSETS
Cash	$13,583,789	$8,677,908
Investments held by trustee, at fair value	38,161,818,818	27,373,465,379
Receivables:
Participant loans	172,830,176	144,559,953
Other receivables	15,846,052	16,109,867

Total receivables	188,676,228	160,669,820

Total assets	38,364,078,835	27,542,813,107

LIABILITIES
Operating payables	6,081,698	7,374,172
Other payables	14,518,790	6,263,552

Total liabilities	20,600,488	13,637,724

NET ASSETS AVAILABLE FOR BENEFITS	$38,343,478,347	$27,529,175,383

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2020	2019

ADDITIONS
Net investment income:
Interest and dividends	$61,764,620	$70,735,128
Net increase in fair value of investments	7,819,378,707	5,863,467,950

Net investment income	7,881,143,327	5,934,203,078

Contributions:
Participant contributions	2,080,721,878	1,655,399,823
Employer contributions	717,410,483	602,616,174

Total contributions	2,798,132,361	2,258,015,997

Total additions	10,679,275,688	8,192,219,075

DEDUCTIONS
Benefits paid to participants	1,357,746,762	1,040,791,512

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	9,321,528,926	7,151,427,563
Transfers in	1,492,774,038	0

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,814,302,964	7,151,427,563

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	27,529,175,383	20,377,747,820

End of year	$38,343,478,347	$27,529,175,383

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; Microsoft Technology Licensing; Undead Labs (effective December 16, 2019); LinkedIn Corporation (“LinkedIn”) (effective July 1, 2020); and GitHub, Inc. (“GitHub”) (effective October 9, 2020). These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The information below summarizes certain aspects of the Plan as in effect during 2020 and 2019, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as amounts earned with respect to any equity-based compensation program, award, or benefit, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or severance plan payments, unused accrued vacation payments, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to statutory and regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. During 2020 and 2019, the maximum annual 401(k) pre-tax and Roth contribution limit was $19,500 and $19,000, respectively, and the maximum annual catch-up contribution to the Plan was $6,500 and $6,000, respectively. Additionally, participants could contribute up to $27,750 for 2020 and $27,500 for 2019 on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up, and after-tax) generally may not exceed 65 percent of his or her eligible compensation per pay period. Participants may elect to suspend or reinstate their contributions at any time.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans. Participants may also make rollover contributions to the plan from an individual retirement account or annuity described in Internal Revenue Code (“IRC”) Section 408(a) or 408(b) that is eligible to be rolled over and would otherwise be includible in gross income.

Employer Contributions

The Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.50 for every $1.00 contributed. The matching contribution is provided for up to 50 percent of the maximum annual 401(k) pre-tax and Roth Internal Revenue Service (“IRS”) contribution limit (not including catch-up contributions). Participants do not receive a match on after-tax contributions.

Transfers

LinkedIn was acquired by the Company in 2016 and the LinkedIn Corporation 401(k) Profit Sharing Plan and Trust assets merged into the Plan in July 2020. Undead Labs was acquired by the Company in 2018 and the Undead Labs 401(k) Plan assets merged into the Plan in January 2020. GitHub was acquired by the Company in 2018 and the GitHub, Inc. 401(k) Plan & Trust assets merged into the Plan in October 2020. The merged amounts are included as transfers in on the statement of changes in net assets available for benefits for the year ended December 31, 2020.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may have their Plan accounts invested in Microsoft Common Stock to the same extent as other participants. However, such participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on amounts they have invested in Microsoft Common Stock will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of investment earnings, gains and losses, and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Coronavirus Aid, Relief, and Economic Security (“CARES”) Act

During April 2020, the Plan implemented distribution and loan relief provisions in accordance with the CARES Act, which was enacted in March 2020. The provisions enabled participants negatively impacted by COVID-19 to take a penalty-free distribution through December 30, 2020 and suspend outstanding scheduled loan payments until 2021, increased the maximum loan limit for loans taken as a result of COVID-19 through September 22, 2020, and suspended required minimum distributions for the 2020 calendar year, including 2020 payments that would have been required to be made by April 1, 2021, unless elected otherwise.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need. Hardship withdrawals are further limited to pre-tax contributions, pre-tax catch-up contributions, after-tax contributions (including earnings thereon), Roth contributions, Roth catch-up contributions, and rollover contributions (excluding acquisition rollovers). Prior to 2019, a hardship withdrawal generally resulted in a six-month suspension of contributions (other than rollover contributions) to the Plan and the sources available for a hardship withdrawal excluded earnings on pre-tax (including catch-up) and after-tax contributions.

Active participants may also generally take a withdrawal at any time from their rollover and after-tax accounts within the Plan. After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

Participants may also withdraw all, or any portion, of their pre-tax and Roth contributions during a leave of absence to perform qualified military service of at least 30 days, subject to a six-month suspension on future non-rollover contributions to the Plan, or if they elect a qualified reservist distribution. The distribution generally must be made in a single lump sum cash payment, except that distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions

Active and terminated participants may convert any Plan balances (other than outstanding loans) to a Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, domestic relations order qualifications, dividend check processing, overnight check fees, and professional management service fees. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The ongoing COVID-19 pandemic has had widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which COVID-19 impacts the Plan going forward will depend on numerous evolving factors which cannot be reliably predicted, and management is not able to estimate the impact the pandemic may have on the Plan’s financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to COVID-19. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Other Receivables and Payables

Other receivables and payables as of December 31, 2020 and 2019 primarily consisted of unsettled trades. Other receivables also included accrued interest.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. These mutual funds are registered under the Investment Company Act of 1940 but are not registered under the Securities Act of 1933 and the prices are made available directly from the investment manager. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2020 and 2019, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

Common collective trusts are valued using the Net Asset Value (“NAV”) as a practical expedient and are not categorized in the fair value hierarchy. NAV is provided by the trustee and is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The portfolios are comprised of a mix of stocks, bonds, commodities, and cash.

Financial Instruments Measured at Fair Value

December 31, 2020	Level 1	Level 2	Total

Mutual funds	$829,296,690	$0	$829,296,690
Microsoft Common Stock	3,341,097,553	0	3,341,097,553
Separately managed accounts:
Common stock	4,960,569,581	0	4,960,569,581
Mutual funds	0	1,375,842,819	1,375,842,819
Other	207,422,564	45,005,846	252,428,410
Brokerage accounts	2,336,664,367	44,184,154	2,380,848,521

Total	$11,675,050,755	$1,465,032,819	13,140,083,574
Common collective trusts measured at NAV			25,021,735,244

Total Investments			$38,161,818,818

December 31, 2019	Level 1	Level 2	Total

Mutual funds	$666,635,304	$0	$666,635,304
Microsoft Common Stock	2,560,666,967	0	2,560,666,967
Separately managed accounts:
Common stock	3,840,829,164	0	3,840,829,164
Mutual funds	0	1,059,178,206	1,059,178,206
Other	107,307,012	20,746,596	128,053,608
Brokerage accounts	1,149,314,671	32,850,889	1,182,165,560

Total	$8,324,753,118	$1,112,775,691	9,437,528,809
Common collective trusts measured at NAV			17,935,936,570

Total Investments			$27,373,465,379

NOTE 3 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2020 and 2019. These derivative instruments are primarily a component of the “Other” caption of separately managed accounts in Note 2 – Financial Instruments.

NOTE 4 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. When determining the maximum loan amount available under the Plan, outstanding loan balances under any subsidiary and affiliate Microsoft retirement plans are considered in conjunction with the Plan. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for certain acquired legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for certain acquired legacy loans) or be less than 12 months.

The interest rate for participant loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2020 was 3.25 percent to 9.00 percent, maturing at various dates through August 2044. The range of interest rates for outstanding General Loans as of December 31, 2020 was 4.25 percent to 6.50 percent, maturing at various dates through January 2026.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 60 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 60-day window generally results in a default of the loan, which is taxable income to the participant, with a possible 10 percent early withdrawal penalty. Terminated employees who roll over their Plan account balance to an individual retirement account (“IRA”), Roth IRA, or other employer plan during this 60-day window may avoid such taxable income and 10 percent early withdrawal penalty if they pay off the outstanding loan balance to the rollover recipient IRA custodian or employer plan by the due date (including extensions) for filing their federal income tax return for the year in which the rollover occurred.

NOTE 5 — TAX STATUS

The IRS has determined and informed the Plan, by a letter dated August 21, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the IRC. The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include common collective trusts that are managed by affiliates of Fidelity. Fidelity is the trustee and third-party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2020 and 2019, the Plan held 15,021,570 shares of Microsoft Common Stock valued at $3,341,097,553 and 16,237,584 shares of Microsoft Common Stock valued at $2,560,666,967, respectively. During the years ended December 31, 2020 and 2019, the Plan recorded Microsoft Common Stock dividend income of $32,555,519 and $31,390,230, respectively.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Plan:

December 31,	2020	2019

Net assets available for benefits per the financial statements	$38,343,478,347	$27,529,175,383
Less: benefits payable	(3,226,841)	(2,778,561)

Net assets per the Form 5500	$38,340,251,506	$27,526,396,822

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2020	2019

Benefits paid to participants per the financial statements	$1,357,746,762	$1,040,791,512
Plus: increase in benefits payable at year end	448,280	143,136

Benefits paid to participants per the Form 5500	$1,358,195,042	$1,040,934,648

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2020

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink **	2,380,848,521		$2,380,848,521

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2025	6,633,634		88,722,199
BlackRock LifePath Index 2030	124,050,655		1,697,571,186
BlackRock LifePath Index 2035	11,429,185		159,792,577
BlackRock LifePath Index 2040	192,782,754		2,745,303,535
BlackRock LifePath Index 2045	18,048,179		260,649,996
BlackRock LifePath Index 2050	177,823,827		2,584,455,935
BlackRock LifePath Index 2055	20,153,852		293,234,516
BlackRock LifePath Index 2060	45,823,133		666,419,568
BlackRock LifePath Index 2065	1,804,571		21,556,143
BlackRock LifePath Index Retirement	50,287,523		654,954,754
BlackRock Short-term Investment Fund	970,790,527		970,790,527
Fidelity Contrafund Pool Class 3 *	79,530,672		2,151,304,673
Fidelity Growth Company Pool Class 3 *	102,996,679		4,417,527,577
Vanguard Russell 1000 Growth Index Trust	5,879,336		1,670,495,822
Vanguard Russell 1000 Value Index Trust	7,704,557		1,319,251,343
Vanguard Russell 2000 Growth Index Trust	6,132,557		1,407,483,241
Vanguard S&P 500 Index Trust	27,922,501		3,912,221,652

EMPLOYER STOCK
Microsoft Common Stock *	15,021,570		3,341,097,553

MUTUAL FUNDS
PIMCO All Asset All Authority	6,140,024		50,777,999
PIMCO Inflation Response Multi-Asset Response	3,469,409		30,704,272
Vanguard Short-Term Bond Index Fund (Signal)	68,796,175		747,814,419

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Currency
DANISH KRONE	1,691		278
SWISS FRANC	110		125
Publicly-traded Common Stock
ADAPTIVE BIOTECHNOLOGIES CORP	168,436		9,959,621
AGILENT TECHNOLOGIES INC	204,217		24,197,672
APTIV PLC	257,496		33,549,154
ARGENX SE SPONSORED ADR	133,346		39,215,725
ARISTA NETWORKS INC	112,010		32,546,746
ASCENDIS PHARMA AS SPON ADR	286,542		47,789,475
ATLASSIAN CORP PLC CLS A	338,844		79,245,446
BALL CORP	255,120		23,772,082
BEYOND MEAT INC	56,399		7,049,875
BIONTECH SE ADR	179,643		14,644,497

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BOSTON BEER COMPANY CL A	20,414		20,297,436
BRIGHT HORIZONS FAMILY SOLUTIONS INC	56,352		9,748,332
BURLINGTON STORES INC	136,016		35,574,985
CATALENT INC	498,786		51,908,659
CENTENE CORP	452,095		27,139,263
CERIDIAN HCM HLDG INC	335,858		35,789,028
CHEGG INC	477,362		43,120,109
CHEWY INC	167,712		15,075,632
CHIPOTLE MEXICAN GRILL INC	23,673		32,827,586
CMS ENERGY CORP	363,783		22,194,401
COGNEX CORP	276,358		22,187,402
COUPA SOFTWARE INC	99,587		33,751,030
DATADOG INC CL A	254,179		25,021,381
DEXCOM INC	137,520		50,843,894
EVOTEC SE	317,566		11,747,262
EXACT SCIENCES CORP	403,111		53,408,176
FIDELITY NATL INFORM SVCS INC	168,083		23,777,021
FIRST REPUBLIC BANK	57,572		8,459,054
FORTIVE CORP	588,138		41,651,933
GENERAC HOLDINGS INC	128,682		29,263,574
GENMAB AS	146,920		59,395,962
GLOBAL PAYMENTS INC	504,485		108,676,159
GUIDEWIRE SOFTWARE INC	248,955		32,047,977
HUBSPOT INC	154,732		61,341,954
IDEX CORPORATION	92,407		18,407,474
IHS MARKIT LTD	249,687		22,429,383
INGERSOLL RAND INC	680,778		31,016,246
IPG PHOTONICS CORP	95,772		21,432,816
IRHYTHM TECHNOLOGIES INC	93,733		22,234,405
JFROG LTD	174,332		10,953,280
LATTICE SEMICONDUCTOR CORP	716,350		32,823,157
LYFT INC	215,898		10,607,069
MATCH GROUP INC	366,868		55,466,773
MSCI INC	67,592		30,181,856
NEW YORK TIMES CO CL A	783,263		40,549,526
NUANCE COMMUNICATIONS INC	243,061		10,716,559
OLLIES BARGAIN OUTLET HOLDINGS INC	240,856		19,694,795
PAGSEGURO DIGITAL LTD CL A	593,555		33,761,408
PELOTON INTERACTIVE INC CL A	277,501		42,102,452
ROKU INC CLASS A	91,190		30,276,904
ROPER TECHNOLOGIES INC	51,298		22,114,055
SAGE THERAPEUTICS INC	148,523		12,848,725
SAREPTA THERAPEUTICS INC	67,639		11,531,773
SKYWORKS SOLUTIONS INC	205,907		31,479,062
SVB FINL GROUP	36,540		14,171,308
SYNOPSYS INC	118,260		30,657,722
TAKE-TWO INTERACTV SOFTWR INC	114,332		23,757,046
TELEDYNE TECHNOLOGIES INC	72,934		28,588,669
TRADEWEB MARKETS INC A	403,752		25,214,312

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TRIMBLE INC	573,240		38,275,235
TWILIO INC CLASS A	69,548		23,541,998
TYLER TECHNOLOGIES INC	54,016		23,579,064
VEEVA SYS INC CL A	254,322		69,239,165
VERISK ANALYTICS INC	111,431		23,131,961
WAYFAIR INC	53,465		12,072,932
WEST PHARMACEUTICAL SVCS INC	159,584		45,211,743
ZSCALER INC	182,294		36,405,935
ZYNGA INC	6,592,987		65,072,782
STIFS and Money Markets
SSBK GOVT STIF FUND	72,586,350		72,586,350

Artisan Mid Cap Account Total			2,209,352,846

DFA Small Mid Value Account
Currency
CANADIAN DOLLAR	26		20
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	15,724		408,824
AAR CORP	16,180		586,040
AARON’S CO INC/THE	9,367		177,598
ABEONA THERAPEUTICS INC	3,400		5,338
ABERCROMBIE & FITCH CO CL A	35,555		723,900
ABM INDUSTRIES INC	25,672		971,428
ACACIA RESEARCH—ACACIA TECH	16,702		65,806
ACADIA HEALTHCARE CO INC	56,041		2,816,621
ACCO BRANDS CORP	41,783		353,066
ACUITY BRANDS INC	635		76,892
ACUSHNET HOLDINGS CORP	20,887		846,759
ADAMS RESOURCES AND ENERGY INC	330		7,953
ADDUS HOMECARE CORP	4,917		575,732
ADIENT PLC	55,952		1,945,451
ADT INC	95,090		746,457
ADTALEM GLOBAL EDUCATION INC	30,876		1,048,240
ADTRAN INC	27,990		413,412
ADVANCE AUTO PARTS INC	140		22,051
ADVANSIX INC	17,876		357,341
AEGION CORP	17,837		338,725
AEROVIRONMENT INC	1,998		173,626
AGCO CORP	22,385		2,307,670
AGROFRESH SOLUTIONS INC	11,792		26,768
AH BELO CORP CL A	9,816		14,822
AIR LEASE CORP CL A	65,871		2,925,990
AIR TRANSPORT SERVICES GROUP	23,708		743,009
ALAMO GROUP INC	9,114		1,257,276
ALASKA AIR GROUP INC	29,604		1,539,408
ALASKA COMM SYS GROUP INC	8,586		31,682
ALBANY INTERNATIONAL CORP CL A	6,339		465,409
ALCOA CORP	78,517		1,809,817
ALEXION PHARMACEUTICALS INC (CVR) RT	65,534		30,146

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ALICO INC	2,977		92,347
ALKERMES PLC	2,241		44,708
ALLEGHANY CORP DEL	342		206,462
ALLEGHENY TECHNOLOGIES INC	51,912		870,564
ALLEGIANCE BANCSHARES INC	8,284		282,733
ALLEGIANT TRAVEL CO	770		145,715
ALLIANCE DATA SYSTEMS CORP	2,027		150,201
ALLIED MOTION TECH INC	440		22,484
ALLSCRIPTS HLTHCARE SOLS INC	99,935		1,443,061
ALLY FINANCIAL INC	86,129		3,071,360
ALPHA & OMEGA SEMICNDTR LTD	10,198		241,081
ALTABANCORP	5,299		147,948
ALTRA INDUSTRIAL MOTION CORP	5,612		311,073
AMBAC FINANCIAL GROUP INC	9,115		140,189
AMC NETWORKS INC CL A	10,358		370,506
AMERCO INC	5,148		2,336,986
AMERESCO INC-CL A	15,068		787,152
AMERICAN AXLE & MFG HLDGS INC	55,329		461,444
AMERICAN EAGLE OUTFITTERS INC	74,827		1,501,778
AMERICAN EQY INVT LIFE HLD CO	45,359		1,254,630
AMERICAN NATIONAL GROUP INC	9,465		909,776
AMERICAN NATL BANKSHARES INC	5,308		139,123
AMERICAN OUTDOOR BRANDS INC	5,113		87,074
AMERICAN PUBLIC EDUCATION INC	9,022		274,991
AMERICAN SUPERCONDUCTOR CORP	3,662		85,764
AMERICAN VANGUARD CORP	16,225		251,812
AMERICAN WOODMARK	6,772		635,552
AMERICAS CAR MART INC	1,625		178,490
AMERIS BANCORP	29,429		1,120,362
AMKOR TECHNOLOGY INC	151,542		2,285,253
AMPCO-PITTSBURG CORP	9,934		54,438
AMPHASTAR PHARMACEUTICALS INC	19,786		397,896
AMTECH SYSTEMS INC	11,695		74,614
ANAPTYSBIO INC	13,190		283,585
ANDERSONS INC	21,707		532,039
ANGIODYNAMICS INC	24,690		378,498
ANIKA THERAPEUTICS INC	10,867		491,840
ANTERO MIDSTREAM CORP	15,895		122,550
ANTERO RES CORP	143,033		779,530
API GROUP CORP	4,281		77,700
APOGEE ENTERPRISES INC	16,491		522,435
APPLIED GENETIC TECHNOLOGIES CORP	2,874		11,755
APPLIED INDUSTRIAL TECH INC	6,172		481,354
APPLIED OPTOELECTRONICS INC	2,233		19,003
ARAMARK	24,096		927,214
ARC Document Solutions Inc	4,880		7,222
ARCBEST CORP	11,050		471,504
ARCH RESOURCES INC CL A	9,676		423,519
ARCHROCK INC	87,718		759,638

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ARCOSA INC	22,777		1,251,141
ARDMORE SHIPPING CORP	12,252		40,064
ARGAN INC	5,228		232,594
ARGO GROUP INTL	20,667		903,148
ARLO TECHNOLOGIES INC	47,925		373,336
ARMSTRONG FLOORING INC	11,620		44,388
ARROW ELECTRONICS INC	47,819		4,652,789
ARROW FINANCIAL CORP	6,098		182,391
ASBURY AUTOMOTIVE GROUP INC	4,785		697,366
ASGN INC	8,801		735,148
ASHLAND GLOBAL HOLDINGS INC	17,505		1,386,396
ASSEMBLY BIOSCIENCES INC	1,177		7,121
ASSOCIATED BANC CORP	109,698		1,870,351
ASSURED GUARANTY LTD	50,425		1,587,883
ASTEC INDUSTRIES INC	13,364		773,508
ASTRONICS CORP	10,213		135,118
ASTRONICS CORP CL B	2,236		29,677
ASURE SOFTWARE INC	1,348		9,571
AT HOME GROUP INC	20,806		321,661
ATHENE HOLDING LTD	74,417		3,210,349
ATLANTIC CAPITAL BANCSHARES INC	8,680		138,186
ATLANTIC UN BANKSHARES CORP	33,735		1,111,231
ATLAS AIR WORLD	19,932		1,087,091
ATN INTERNATIONAL INC	6,587		275,073
AUTOLIV INC	2,569		236,605
AUTONATION INC	58,447		4,079,016
AVANOS MEDICAL INC	20,869		957,470
AVIAT NETWORKS INC	3,009		102,757
AVIENT CORP	619		24,933
AVNET INC	66,264		2,326,529
AWARE INC MASS	5,120		17,920
AXCELIS TECHNOLOGIES INC	17,074		497,195
AXIS CAPITAL HOLDINGS LTD	22,581		1,137,857
AXOS FINANCIAL INC	20,628		774,169
AXT INC	24,878		238,082
AZZ INC	10,719		508,509
B&G FOODS INC	4,906		136,043
BALLANTYNE STRONG INC	1,527		3,075
BANCFIRST CORP	1,441		84,587
BANCORP INC DEL	38,964		531,859
BANCORPSOUTH BANK	19,117		524,570
BANK MARIN BANCORP	4,619		158,616
BANK OF NT BUTTERFIELD&SON LTD	2,391		74,504
BANK OZK	83,561		2,612,952
BANKFINANCIAL CORP	1,100		9,658
BANKUNITED INC	36,850		1,281,643
BANKWELL FINANCIAL GROUP INC	709		13,861
BANNER CORP	22,696		1,057,407
BAR HARBOR BANKSHARES	5,013		113,244

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BARNES & NOBLE EDUCATION INC	27,282		126,861
BARNES GROUP INC	18,388		932,088
BARRETT BUSINES SERVICES	300		20,463
BASSETT FURNITURE INDS INC	2,530		50,802
BAYCOM CORP	1,926		29,217
BBX CAP INC	4,938		28,097
BCB BANCORP INC	4,648		51,453
BEACON ROOFING SUPPLY INC	33,637		1,351,871
BED BATH & BEYOND INC	49,775		884,004
BEL FUSE INC NV CL B	4,882		73,376
BELDEN INC	10,692		447,995
BENCHMARK ELECTRONICS INC	18,181		491,069
BERKSHIRE HILLS BANCORP INC	18,627		318,894
BERRY GLOBAL GROUP INC	1,044		58,662
BERRY PETROLEUM CORP	27,968		102,922
BIG 5 SPORTING GOODS CORP	13,448		137,304
BIG LOTS INC	17,202		738,482
BIGLARI HLDGS INC CL A	32		18,720
BIGLARI HLDGS INC CL B	895		99,524
BJ’S RESTAURANTS INC	4,483		172,551
BLUCORA INC	25,203		400,980
BLUEGREEN VACATIONS HOLDING CORP CL A	4,938		66,811
BMC STK HLDGS INC	35,716		1,917,235
BOISE CASCADE CO	18,758		896,632
BOK FINANCIAL COMMON NEW	8,720		597,146
BONANZA CREEK ENERGY INC	11,309		218,603
BOOT BARN HOLDINGS INC	7,611		330,013
BORGWARNER INC	71,237		2,752,598
BOSTON OMAHA CORP	2,588		71,558
BOSTON PRIVATE FINL HLDG INC	49,409		417,506
BRADY CORPORATION CL A	2,957		156,189
BRIDGEWATER BANCSHARES INC	2,956		36,920
BRIGHTHOUSE FINANCIAL INC	15,986		578,773
BRIGHTVIEW HOLDINGS INC	7,406		111,979
BRISTOW GROUP INC	3,398		89,435
BROADWIND INC	2,409		19,103
BROOKDALE SENIOR LIVING INC	73,402		325,171
BROOKFIELD RENEWABLE CORP	16,996		990,357
BROOKLINE BANCORP INC	36,144		435,174
BROOKS AUTOMATION INC	7,191		487,909
BRYN MAWR BANK CORP	12,454		381,030
BSQUARE CORP	6,836		10,391
BUCKLE INC (THE)	18,194		531,265
BUILD A BEAR WORKSHOP INC	9,374		40,027
BUILDERS FIRSTSOURCE	545		22,241
BUNGE LIMITED	34,898		2,288,611
BYLINE BANCORP INC	12,539		193,728
C & F FINANCIAL CORP	236		8,758
C N A FINANCIAL CORP	3,393		132,191

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
C T S CORP	5,002		171,719
CABOT CORP	27,019		1,212,613
CABOT OIL & GAS CORP	6,224		101,327
CACI INTERNATIONAL INC	6,392		1,593,717
CADENCE BANCORP CL A	56,577		928,994
CAI INTERNATIONAL INC	7,664		239,423
CALAMP CORP	2,696		26,744
CALERES INC	11,489		179,803
CALIX NETWORKS INC	20,063		597,075
CALLAWAY GOLF CO	16,128		387,233
CALLON PETROLEUM CO	10,985		144,563
CAL-MAINE FOODS INC	7,587		284,816
CAMBRIDGE BANCORP	150		10,463
CAMDEN NATIONAL CORP	7,364		263,484
CAPITAL CITY BANK GROUP INC	8,493		208,758
CAPITOL FED FINL (2ND STEP CV)	69,424		867,800
CAPRI HOLDINGS LTD	20,894		877,548
CAPSTAR FINANCIAL HOLDINGS INC	6,165		90,934
CARLISLE COS INC	11,565		1,806,222
CARPENTER TECHNOLOGY CORP	25,482		742,036
CARRIAGE SERVICES INC	8,718		273,048
CARROLS RESTAURANT GROUP INC	15,133		95,035
CARS.COM INC	31,127		351,735
CASS INFORMATION SYSTEMS INC	1,664		64,746
CATALYST BIOSCIENCES INC	8,662		54,657
CATALYST PHARMACEUTICALS INC	12,839		42,882
CATHAY GENERAL BANCORP	19,631		631,922
CATO CORP CL A	11,900		114,121
CAVCO INDUSTRIES INC	2,931		514,244
CBIZ INC	33,563		893,111
CBTX INC	6,330		161,478
CECO ENVIRONMENTAL CORP	16,950		117,972
CELLDEX THERAPEUTICS INC	4,475		78,402
CENTENNIAL RESOURCE DEVELOPMENT INC CL A	67,732		101,598
CENTRAL GARDEN & PET CO	5,212		201,235
CENTRAL GARDEN & PET CO CL A	17,770		645,584
CENTRAL PACIFIC FINANCIAL CORP	11,684		222,113
CENTRAL VALLEY CMNTY BANCORP	5,400		80,406
CENTURY ALUMINUM COMPANY	43,302		477,621
CENTURY BANCORP INC CL A NVTG	1,342		103,817
CENTURY COMMUNITIES INC	19,868		869,821
CEVA INC	1,021		46,456
CF INDUSTRIES HOLDINGS INC	69,397		2,686,358
CHAMPIONX CORP	22,628		346,208
CHART INDUSTRIES INC	20,063		2,363,221
CHEFS WAREHOUSE INC	8,727		224,197
CHICAGO RIVET & MACHINE CO	300		6,858
CHICOS FAS INC	55,317		87,954
CHIMERIX INC	17,408		84,081

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CHUYS HOLDINGS INC	4,237		112,238
CINCINNATI BELL INC	3,412		52,135
CINEMARK HOLDINGS INC	6,353		110,606
CIRCOR INTERNATIONAL INC	7,820		300,601
CIT GROUP INC	30,932		1,110,459
CITI TRENDS INC	5,571		276,767
CITIZENS & NORTHERN CORP	1,333		26,447
CITY HOLDING CO	3,837		266,863
CIVEO CORP	3,574		49,679
CIVISTA BANCSHARES INC	5,943		104,181
CLEAN ENERGY FUELS CORP	105,151		826,487
CLEAN HARBORS INC	13,283		1,010,836
CLEARFIELD INC	900		22,248
CLEARWATER PAPER CORP	8,994		339,524
CNB FINANCIAL CORP PA	5,522		117,563
CNX RESOURCES CORP	112,834		1,218,607
COEUR MINING INC	52,251		540,798
COHU INC	17,721		676,588
COLFAX CORP	45,101		1,724,662
COLUMBIA BANKING SYSTEMS INC	22,521		808,504
COLUMBUS MCKINNON CORP NY	11,333		435,641
COMERICA INC	36,866		2,059,335
COMFORT SYSTEMS USA INC	6,599		347,503
COMMERCIAL METALS CO	48,978		1,006,008
COMMERCIAL VEHICLE GROUP INC	14,651		126,731
COMMUNITY HEALTH SYS INC NEW	22,348		166,046
COMMUNITY TRUST BANCORP INC	7,596		281,432
COMPUTER PROGRAMS & SYSTEM INC	5,580		149,767
COMPUTER TASK GROUP INC	7,144		43,721
COMSCORE INC	18,947		47,178
COMSTOCK RESOURCES INC	8,660		37,844
COMTECH TELECOMMUNICATIONS NEW	11,781		243,749
CONCENTRIX CORP	19,232		1,898,198
CONCERT PHARMACEUTICALS INC	4,340		54,858
CONCHO RESOURCES INC	3,956		230,833
CONDUENT INC	65,506		314,429
CONMED CORP	3,688		413,056
CONNECTONE BANCORP INC	14,587		288,677
CONNS INC	11,788		137,802
CONSOL ENERGY INC—W/I	15,297		110,291
CONSOLIDATED COMM HLDGS INC	35,042		171,355
CONSTRUCTION PARTNERS INC CL A	1,351		39,328
CONSUMER PORTFOLIO SVCS INC	8,447		35,815
CONTAINER STORE GROUP INC	17,424		166,225
CONTINENTAL RES OKLA	49,465		806,280
COOPER STANDARD HOLDING INC	6,673		231,353
COOPER TIRE & RUBBER COMPANY	23,810		964,305
COPA HOLDINGS SA CL A	4,970		383,833
CORE MOLDING TECH INC	2,250		31,680

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CORE-MARK HOLDING CO INC	18,872		554,271
COSTAMARE INC	46,170		382,288
COTY INC CL A	34,609		242,955
COVENANT LOGISTICS GROUP INC	5,960		88,268
COVETRUS INC	29,559		849,526
COWEN INC CL A	12,173		316,376
CPI AEROSTRUCTURES INC	3,000		11,493
CRA INTERNATIONAL INC	4,523		230,356
CRANE CO	2,714		210,769
CROSS COUNTRY HEALTHCARE INC	13,126		116,428
CROSSFIRST BANKSHARES INC	4,448		47,816
CTO REALTY GROWTH INC	3,574		150,680
CUBIC CORP	8,311		515,614
CULP INC	4,391		69,685
CUMULUS MEDIA INC	4,974		43,373
CURTISS WRIGHT CORPORATION	8,876		1,032,723
CUSHMAN & WAKEFIELD PLC	19,099		283,238
CUSTOMERS BANCORP INC	12,604		229,141
CVB FINANCIAL CORP	8,512		165,984
CVR ENERGY INC	4,158		61,954
CYBEROPTICS CORP	4,527		102,718
DAKTRONICS INC	23,392		109,475
DANA INC	82,351		1,607,492
DARLING INGREDIENTS INC	71,701		4,135,714
DAWSON GEOPHYSICAL CO	12,650		26,818
DEL TACO RESTAURANTS INC	12,526		113,486
DELEK US HOLDINGS INC	35,404		568,942
DESIGNER BRANDS INC	31,955		244,456
DEVON ENERGY CORP	116,239		1,837,739
DHI GROUP INC	34,657		76,939
DHT HOLDINGS INC	84,571		442,306
DIAMONDBACK ENERGY INC	25,925		1,254,770
DICKS SPORTING GOODS INC	30,573		1,718,508
DIGI INTERNATIONAL INC	16,542		312,644
DILLARDS INC CL A	11,224		707,673
DIME COMMUNITY BANCSHARES INC	8,818		213,219
DIME COMMUNITY BANCSHARES INC	21,613		340,837
DINE BRANDS GLOBAL INC	245		14,210
DIODES INC	21,370		1,506,585
DMC GLOBAL INC	455		19,679
DOMTAR CORP	26,072		825,179
DONEGAL GROUP INC CL A	13,971		196,572
DONNELLEY FINANCIAL SOLUTIONS INC	26,145		443,681
DORIAN LPG LTD	26,954		328,569
DOVER MOTORSPORTS INC	4,100		9,307
DRIL-QUIP INC	21,113		625,367
DSP GROUP	8,725		144,748
DUCOMMUN INC	6,929		372,087
DXC TECHNOLOGY CO	61,286		1,578,115

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
DXP ENTERPRISES INC	5,128		113,995
DYCOM INDUSTRIES INC	15,238		1,150,774
EAGLE BANCORP INC MD	9,937		410,398
EAGLE BULK SHIPPING INC	3,053		58,007
EARTHSTONE ENERGY INC	6,715		35,791
EAST WEST BANCORP INC	461		23,377
EASTERN CO	1,100		26,510
EBIX INC	4,360		165,549
ECHO GLOBAL LOGISTICS INC	14,052		376,875
ECHOSTAR CORP CL A	25,330		536,743
EDGEWELL PERSONAL CARE CO	18,878		652,801
EL POLLO LOCO HLDGS INC	17,155		310,506
ELECTROMED INC	1,717		16,844
ELEMENT SOLUTIONS INC	129,862		2,302,453
ELEVATE CREDIT INC	363		1,448
EMCOR GROUP INC	12,559		1,148,646
EMCORE CORP	13,001		70,855
EMERALD HLDG INC	4,681		25,371
EMPLOYERS HOLDINGS INC	15,647		503,677
ENANTA PHARMACEUTICALS INC	3,582		150,802
ENCORE CAP GROUP INC	19,250		749,788
ENCORE WIRE CORPORATION	7,708		466,874
ENDO INTERNATIONAL PLC	10,810		77,616
ENERPAC TOOL GROUP CORP CL A	4,108		92,882
ENERSYS INC	4,995		414,885
ENETI INC	2,365		40,039
ENLINK MIDSTREAM LLC	152,476		565,686
ENNIS INC	8,746		156,116
ENOVA INTL INC	16,407		406,401
ENPRO INDUSTRIES INC	5,687		429,482
ENSTAR GROUP LTD	4,604		943,314
ENTERCOM COMM CORP CL A	49,265		121,685
ENTERPRISE BANCORP INC	55		1,405
ENTERPRISE FINL SVCS CORP	10,409		363,795
ENTRAVISION COMMUN CRP CL A	26,247		72,179
ENVISTA HOLDINGS CORP	39,502		1,332,402
ENZO BIOCHEM INC	1,503		3,788
EPLUS INC	5,630		495,159
EQT CORPORATION	149,275		1,897,285
EQUITRANS MIDSTREAM CORP	67,003		538,704
EQUITY BANCSHARES INC	5,606		121,034
ESCALADE	2,865		60,652
ESCO TECHNOLOGIES INC	8,703		898,324
ESPEY MFG.&ELECTRIC	272		5,145
ESSA BANCORP INC	3,403		51,045
ETHAN ALLEN INTERIORS INC	15,077		304,706
EVEREST REINSURANCE GROUP LTD	3,941		922,549
EVOLENT HEALTH INC A	30,987		496,722
EVOLUTION PETROLEUM CORP	7,724		22,013

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
EXTENDED STAY AMERICA INC UNIT	74,086		1,097,214
EXTERRAN CORP	19,931		88,095
EZCORP INC CL A NON VTG	32,610		156,202
FABRINET	11,175		867,068
FARMER BROTHERS CO	5,188		24,228
FARMERS NATL BANC CORP	9,794		129,966
FB FINANCIAL CORP	9,172		318,544
FBL FINANCIAL GROUP INC CL A	10,355		543,741
FEDERAL AGRI MTG NON VTG CL C	3,241		240,644
FEDERAL SIGNAL CORP	22,745		754,452
FEDNAT HOLDING CO	9,690		57,365
FERRO CORP	7,013		102,600
FERROGLOBE PLC	42,510		69,716
FERROGLOBE REP&WARRANTY INS TR	20,872		0
FIESTA RESTAURANT GROUP INC	8,557		97,550
FINANCIAL INSTITUTIONS INC	10,443		234,968
FIRST AMERICAN FINANCIAL CORP	2,998		154,787
FIRST BANCORP INC ME	3,780		96,012
FIRST BANCORP NC	8,344		282,278
FIRST BANCORP PUERTO RICO	81,501		751,439
FIRST BANCSHARES INC MISS	5,116		157,982
FIRST BUSEY CORP	24,473		527,393
FIRST BUSINESS FIN SVCS INC	357		6,572
FIRST CITIZENS BANCSHARES INC CL A	193		110,834
FIRST COMMONWEALTH FINL CORP	38,571		421,967
FIRST COMMUNITY BANKSHARES INC	10,331		222,943
FIRST FINANCIAL BANCORP	39,791		697,536
FIRST FINANCIAL INDIANA	6,324		245,687
FIRST FINANCIAL NORTWEST INC	4,521		51,539
FIRST FOUNDATION INC	23,346		466,920
FIRST HAWAIIAN INC	44,812		1,056,667
FIRST HORIZON CORP	196,934		2,512,878
FIRST INTERNET BANCORP	3,793		109,011
FIRST INTST BANCSYST INC CL A	22,129		902,199
FIRST MERCHANTS CORP	16,991		635,633
FIRST MID BANCSHARES INC	5,593		188,260
FIRST MIDWEST BANCORP INC DEL	42,724		680,166
FIRST NORTHWEST BANCORP	553		8,627
FIRST OF LONG ISLAND CORP	8,318		148,476
FIRST PACTRUST BANCORP INC	21,247		312,543
FIRST SOLAR INC	17,271		1,708,447
FIRST SOURCE CORP	8,969		361,451
FITBIT INC CL A	35,823		243,596
FIVE PRIME THERAPEUTICS INC	10,058		171,087
FIVE STAR SENIOR LIVING INC	4,558		31,450
FLAGSTAR BANCORP INC	28,024		1,142,258
FLEX LTD	167,551		3,012,567
FLEXIBLE SOLUTIONS INTL INC	4,800		11,952
FLEXSTEEL IND	3,153		110,260

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
FLOTEK INDUSTRIES INC	19,746		41,664
FLUENT INC	26,364		139,993
FLUOR CORP	30,060		480,058
FLUSHING FINANCIAL CORP	15,749		262,063
FNB CORP PA	103,018		978,671
FONAR CORP	2,259		39,216
FOOT LOCKER INC	50,727		2,051,400
FORESTAR GROUP INC	8,118		163,821
FORMFACTOR INC	19,602		843,278
FORTITUDE GOLD CORP	4,830		5,072
FORUM ENERGY TECHNOLOGIES INC	1,251		14,887
FORWARD AIR CORP	11,470		881,355
FOSSIL INC	18,053		156,520
FOSTER L B CO CL A	6,716		101,076
FRANKLIN ELECTRIC CO. INC.	5,225		361,622
FRANK’S INTERNATIONAL NV	59,184		162,164
FREIGHTCAR AMERICA INC	7,555		18,208
FRESH DEL MONTE PRODUCE INC	20,165		485,372
FRIEDMAN INDS INC	1,579		10,832
FRP HOLDINGS INC	3,036		138,290
FS BANCORP INC	1,809		99,133
FTI CONSULTING INC	5,825		650,769
FULLER H B CO	22,933		1,189,764
FULTON FINANCIAL CORP	101,249		1,287,887
FUNKO INC A	2,032		21,092
FUTUREFUEL CORP	23,017		292,316
GAMESTOP CORP CL A	28,227		531,797
GANNETT CO INC	49,036		164,761
GASLOG LTD	14,670		54,572
GATES INDUSTRIAL CORP PLC	23,329		297,678
GATX CORP	17,127		1,424,624
GCP APPLIED TECHNOLOGIES INC	5,009		118,463
GENCO SHIPPING & TRADING LTD	12,909		95,010
GENCOR INDUSTRIES INC	2,966		36,482
GENESCO INC	9,138		274,962
GENIE ENERGY LTD B	5,823		41,984
GENTHERM INC	5,077		331,122
GENWORTH FINANCIAL INC A	23,897		90,331
GEOSPACE TECHNOLOGIES CORP	7,949		68,043
GERMAN AMERICAN BANCORP INC	5,688		188,216
GIBRALTAR INDUSTRIES INC	10,725		771,557
G-III APPAREL GROUP LTD	18,293		434,276
GLATFELTER CORP	22,468		368,026
GLOBAL INDEMNITY GROUP LLC-A	5,753		164,478
GLYCOMIMETICS INC	12,969		48,763
GMS INC	16,402		499,933
GOLD RESOURCE CORP	16,907		49,199
GOODRICH PETE CORP	886		8,940
GOODYEAR TIRE & RUBBER CO	81,615		890,420

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
GORMAN-RUPP CO	7,132		231,433
GP STRATEGIES CORP	6,168		73,152
GRAHAM CORPORATION	172		2,611
GRAHAM HOLDINGS CO	1,844		983,553
GRANITE CONSTRUCTION INC	23,850		637,034
GRAPHIC PACKAGING HOLDING CO	63,465		1,075,097
GRAY TELEVISION INC	52,526		939,690
GREAT LAKES DREDGE & DOCK CORP	35,858		472,250
GREAT SOUTHERN BANCORP INC	8,451		413,254
GREAT WESTERN BANCORP INC	20,757		433,821
GREEN BRICK PARTNERS INC	14,096		323,644
GREEN PLAINS INC	18,811		247,741
GREENBRIER COMPANIES INC	11,210		407,820
GREENLIGHT CAPITAL RE LTD A	18,586		135,864
GREIF INC CL A	11,070		518,962
GREIF INC CL B	2,857		138,222
GRIFFON CORP	17,943		365,678
GROUP 1 AUTOMOTIVE INC	7,451		977,124
GSI TECHNOLOGY INC	4,196		31,050
GUARANTY BANCSHARES INC	418		12,519
GUESS INC	27,396		619,698
GULF ISLAND FABRICATION INC	8,612		26,353
HACKETT GROUP INC	816		11,742
HAIN CELESTIAL GROUP INC	2,193		88,049
HALLMARK FIN SERVICES INC	4,726		16,825
HANCOCK WHITNEY CORP	35,283		1,200,328
HANMI FINANCIAL CORPORATION	14,356		162,797
HARBORONE NORTHEAST BANCORP INC	19,946		216,614
HARLEY-DAVIDSON INC	33,904		1,244,277
HARMONIC INC	61,557		454,906
HARSCO CORP	10,959		197,043
HARVARD BIOSCIENCES INC	12,612		54,105
HAVERTY FURNITURE COS INC	11,023		305,006
HAWAIIAN HLDGS INC	18,419		326,016
HAWKINS INC	3,757		196,529
HAYNES INTL INC	8,120		193,581
HEALTHSTREAM INC	10,376		226,612
HEARTLAND EXPRESS INC	31,080		562,548
HEARTLAND FINANCIAL USA INC	15,890		641,479
HECLA MINING CO	259,286		1,680,173
HEIDRICK & STRUGGLES INTL INC	10,375		304,818
HELIOS TECHNOLOGIES INC	5,022		267,622
HELIX ENERGY SOL GRP INC	93,705		393,561
HELMERICH & PAYNE INC	47,821		1,107,534
HEMISPHERE MEDIA GRP INC	2,456		25,444
HERC HOLDINGS INC	3,851		255,745
HERITAGE COMMERCE CORP	20,330		180,327
HERITAGE CRYSTAL CLEAN INC	4,417		93,066
HERITAGE FINANCIAL CORP WASH	14,586		341,167

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HERITAGE INSURANCE HOLDINGS INC	14,940		151,342
HERTZ GLOBAL HOLDINGS INC	26,078		33,380
HIBBETT SPORTS INC	9,873		455,935
HILL INTL INC	5,059		9,713
HILLENBRAND INC	4,252		169,230
HILLTOP HLDGS I	35,827		985,601
HMS HOLDINGS CORP	4,105		150,859
HNI CORP	13,650		470,379
HOLLYFRONTIER CORP	54,610		1,411,669
HOME BANCORP INC	3,300		92,367
HOME BANCSHARES INC	9,379		182,703
HOMESTREET INC	12,030		406,013
HOMETRUST BANCSHARES INC	4,475		86,412
HOOKER FURNITURE CORP	4,681		150,962
HOPE BANCORP INC	70,553		769,733
HORACE MANN EDUCATORS CORP	22,229		934,507
HORIZON BANCORP INC INDIANA	16,975		269,224
HORIZON GLOBAL CORP	4,240		36,422
HOSTESS BRANDS INC CL A	48,931		716,350
HOUGHTON MIFFLIN HARCOURT CO	35,002		116,557
HOUSTON WIRE & CABLE CO	3,800		10,602
HOWARD BANCORP INC	1,883		22,238
HOWARD HUGHES CORP	7,779		613,996
HUB GROUP INC CL A	13,746		783,522
HUNTSMAN CORP	102,686		2,581,526
HURCO INC	2,508		75,240
HURON CONSULTING GROUP INC	9,878		582,308
HUTTIG BUILDING PRODUCTS INC	1,201		4,408
HYSTER-YALE MATERIALS HANDLING	3,237		192,763
ICF INTERNATIONAL INC	8,555		635,893
ICHOR HOLDINGS LTD	4,063		122,479
IES HOLDINGS INC	1,528		70,349
IMAX CORPORATION	14,710		265,074
INDEPENDENCE CONTRACT DRILLING	414		1,217
INDEPENDENCE HOLDING CO	5		205
INDEPENDENT BANK CORP MASS	4,642		339,052
INDEPENDENT BANK GROUP INC	27,562		1,723,176
INGLES MARKETS INC-CL A	5,929		252,931
INGREDION INC	25,572		2,011,749
INNOSPEC INC	9,391		852,045
INNOVIVA INC	1,970		24,408
INOGEN INC	1,826		81,586
INSIGHT ENTERPRISES INC	4,856		369,493
INSTEEL INDUSTRIES INC	8,006		178,294
INTEGER HOLDINGS CORP	12,374		1,004,645
INTERDIGITAL INC	4,631		281,009
INTERFACE INC	5,400		56,700
INTERNATIONAL BANCSHARES CORP	35,948		1,345,893
INTERNATIONAL GAME TECHNOLOGY PLC	29,411		498,222

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
INTERNATIONAL SEAWAYS INC	12,195		199,144
INTERPUBLIC GROUP OF COS INC	46,888		1,102,806
INTEST CORP	7,530		48,869
INTEVAC INC	10,220		73,686
INTREPID POTASH INC	5,748		138,814
INTRICON CORP	1,396		25,268
INVACARE CORP	23,549		210,764
INVESCO LTD	240,570		4,193,135
INVESTORS BANCORP INC	156,137		1,648,807
INVESTORS TITLE CO	741		113,373
IRIDIUM COMMUNICATIONS INC	26,750		1,051,944
IROBOT CORP	731		58,692
ITERIS INC	2,400		13,560
ITT INC	6,451		496,856
J ALEXANDERS HLDGS INC	4,735		34,518
J&J SNACKS FOOD CORP	1,409		218,916
J2 GLOBAL INC	4,406		430,422
JABIL INC	52,528		2,234,016
JANUS HENDERSON GROUP PLC	44,423		1,444,192
JAZZ PHARMA PLC	4,451		734,638
JEFFERIES FINANCIAL GROUP INC	25,734		633,056
JELD-WEN HOLDING INC	15,987		405,430
JETBLUE AIRWAYS CORP	97,875		1,423,103
JOHNSON OUTDOORS INC CL A	2,147		241,817
JONES LANG LASALLE INC	21,686		3,217,552
JOUNCE THERAPEUTICS INC	12,553		87,871
JUNIPER NETWORKS INC	6,606		148,701
KADANT INC	3,339		470,732
KAMAN CORP	10,795		616,718
KAR AUCTION SERVICES INC	24,332		452,819
KB HOME	22,937		768,848
KBR INC	35,081		1,085,055
KEARNY FINANCIAL CORP	37,935		400,594
KELLY SERVICES INC CL A	18,019		370,651
KENNAMETAL INC	32,458		1,176,278
KENNEDY-WILSON HOLDINGS INC	765		13,686
KEWAUNEE SCIENTIFIC CORP	482		6,078
KIMBALL ELECTRONICS INC	12,463		199,283
KIMBALL INTL INC CL B	2,846		34,010
KINGSTONE COS INC	1,243		8,266
KIRBY CORP	10,841		561,889
KLX ENERGY SVCS HLDGS INC W/I	2,292		14,806
KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	55,391		2,316,452
KNOWLES CORP	34,589		637,475
KOHLS CORP	44,918		1,827,713
KOPPERS HLDGS INC	2,935		91,455
KORN FERRY	22,802		991,887
KOSMOS ENERGY LTD	76,469		179,702
KRATON CORP	16,098		447,363

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
KRONOS WORLDWIDE INC	17,035		253,992
KULICKE & SOFFA INDUSTRIES INC	47,646		1,515,619
KVH INDUSTRIES INC	4,416		50,122
LA Z BOY INC	26,007		1,036,119
LAKELAND BANCORP INC	22,077		280,378
LAKELAND INDUSTRIES INC	3,461		94,312
LANDEC CORP	10,693		116,019
LANDMARK BANCORP INC	732		16,726
LANDS END INC	11,363		245,100
LANTHEUS HLDGS INC	995		13,423
LAREDO PETROLEUM INC	3,211		63,257
LAUREATE EDUCATION INC CL A	18,410		268,050
LCI INDUSTRIES	1,212		157,172
LCNB CORPORATION	2,003		29,424
LEAR CORP NEW	12,870		2,046,716
LENDINGCLUB CORP	19,855		209,669
LENSAR INC	6,017		43,623
LGI HOMES INC	4,632		490,297
LIBERTY BRAVES GROUP-A	2,230		55,460
LIBERTY BRAVES GROUP-C	3,415		84,965
LIBERTY BROADBAND CORP SER A 7% PFD PERP	670		19,162
LIBERTY LATIN AMERICA LTD CL A	16,937		188,509
LIBERTY LATIN AMERICA LTD CL C	54,771		607,410
LIBERTY OILFIELD SERVICES INC CL A	9,967		102,760
LIFETIME BRANDS INC	8,088		122,938
LIMONEIRA CO	3,002		49,983
LINCOLN NATIONAL CORP	45,947		2,311,594
LIONS GATE ENTERMENT CORP A	29,198		331,981
LIONS GATE ENTERTAINMENT CORP B	45,089		468,024
LIQUIDITY SERVICES INC	12,966		206,289
LITHIA MOTORS INC CL A	8,606		2,518,718
LIVE OAK BANCSHARES INC	10,208		484,472
LIVENT CORP	12,626		237,874
LSB INDUSTRIES INC	8,252		27,974
LSI INDUSTRIES INC	12,484		106,863
LUMBER LIQUIDATORS HLDNGS INC	3,076		94,556
LUMEN TECHNOLOGIES INC	5,042		49,160
LUMINEX CORP	9,177		212,172
LUMOS PHARMA INC	441		15,748
LUNA INNOVATIONS INC	4,212		41,615
LUTHER BURBANK CORP	4,416		43,277
LYDALL INC	6,978		209,549
M D C HOLDINGS INC	28,603		1,390,106
M/I HOMES INC	19,890		880,928
MACATAWA BK CORP	2,900		24,273
MACQUARIE INFRASTRUCTURE CORP	27,616		1,036,981
MACYS INC	113,168		1,273,140
MADISON SQUARE GARDEN ENTERTAINMENT CORP	1,387		145,690
MAGELLAN HEALTH INC	11,627		963,181

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MAGNITE INC	6,816		209,319
MAIDEN HLDGS LTD	42,076		104,769
MAMMOTH ENERGY SERVICES INC	3,863		17,190
MANITOWOC CO INC	20,720		275,783
MANPOWERGROUP INC	13,879		1,251,608
MANTECH INTL CORP CL A	11,647		1,035,884
MARATHON OIL CORP	201,349		1,342,998
MARCHEX INC	648		1,270
MARCUS &MILLICHAP CO INC	12,961		482,538
MARCUS CORP	5,794		78,103
MARINEMAX INC	9,787		342,839
MARLIN BUSINESS SERVICES CORP	6,395		78,275
MARRIOTT VACATIONS WORLD	16,029		2,199,499
MARTEN TRANSPORT LTD	37,104		639,302
MASONITE WORLDWIDE HOLDINGS	7,243		712,277
MASTEC INC	33,166		2,261,258
MATADOR RESOURCES COMPANY	54,941		662,588
MATERION CORP	15,531		989,635
MATRIX SERVICE CO	12,025		132,516
MATSON INC	20,614		1,174,380
MATTHEWS INTL CORP CL A	12,057		354,476
MAXAR TECHNOLOGIES INC	10,655		411,176
MCEWEN MINING INC	24,025		23,665
MCGRATH RENTCORP	11,527		773,462
MDU RESOURCES GROUP INC	829		21,836
MEDNAX INC	34,488		846,336
MERCANTILE BANK CORP	7,694		209,046
MERCER INTERNATIONAL INC	32,543		333,566
MERCHANTS BANCORP	6,090		168,267
MERCURY GENERAL CORP	1,816		94,813
MEREDITH CORP.	12,781		245,395
MERIDIAN BANCORP INC	13,094		195,232
MERIDIAN BIOSCIENCE INC	10,515		196,525
MERIT MEDICAL SYSTEMS INC	3,633		201,668
MERITAGE HOMES CORP	15,110		1,251,410
MESA AIR GROUP INC	8,546		57,173
META FINL GROUP INC	11,590		423,730
METHODE ELECTRONICS INC	6,864		262,754
METROPOLITAN BANK HOLDING CORP	2,742		99,452
MGIC INVESTMENT CORP	17,021		213,614
MGP INGREDIENTS INC	2,817		132,568
MIDDLEBY CORP	20,173		2,600,703
MIDLAND STATES BANCORP INC	9,679		172,964
MIDWESTONE FINANCIAL GRP INC	5,902		144,599
MILLER INDUSTRIES INC TENN	6,528		248,195
MINERALS TECHNOLOGIES INC	20,705		1,286,195
MISTRAS GROUP INC	9,855		76,475
MODINE MANUFACTURING CO	29,400		369,264
MODIVCARE INC	4,493		622,865

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MOHAWK INDUSTRIES INC	15,490		2,183,316
MOLSON COORS BEVERAGE CO B	8,292		374,715
MONARCH CASINO & RESORT INC	1,818		111,298
MONITRONICS INTERNATIONAL INC	763		9,538
MONRO INC	5,082		270,871
MOOG INC CL A	10,920		865,956
MOSAIC CO NEW	18,714		430,609
MOTORCAR PARTS OF AMERICA INC	9,150		179,523
MOVADO GROUP INC	1,384		23,002
MR COOPER GROUP INC	33,345		1,034,695
MRC GLOBAL INC	25,286		167,646
MSC INDUSTRIAL DIRECT CO CL A	15,503		1,308,298
MTS SYSTEMS CORP	4,538		263,930
MUELLER INDUSTRIES INC	18,385		645,497
MUELLER WATER PRODUCTS INC A	41,257		510,762
MURPHY OIL CORP	83,015		1,004,482
MVB FINANCIAL CORP	321		7,280
MYR GROUP INC/DELAWARE	8,699		522,810
MYRIAD GENETICS INC	28,015		553,997
NABORS INDUSTRIES LTD	2,507		145,983
NACCO INDUSTRIES INC CL A	1,778		46,761
NATIONAL BK HLDGS CORP	13,619		446,158
NATIONAL GEN HLDGS CORP	30,109		1,029,126
NATIONAL HEALTHCARE CORP	5,389		357,883
NATIONAL PRESTO INDS	1,581		139,808
NATIONAL WESTERN LIFE GROUP INC- A	1,170		241,535
NATURAL ALTERNATIVES INTL INC	1,498		15,609
NATURAL GAS SERVICES GROUP	7,953		75,394
NATURAL GROCERS VIT GROC INC	13,714		188,430
NATURES SUNSHINE PRODUCTS INC	1,481		22,141
NATUS MEDICAL INC	11,812		236,712
NAUTILUS INC	7,234		131,225
NAVIENT CORP	116,699		1,145,984
NBT BANCORP INC	14,068		451,583
NEENAH INC	5,271		291,592
NELNET INC CL A	19,721		1,404,924
NEOPHOTONICS CO	25,435		231,204
NETGEAR INC	18,897		767,785
NETSCOUT SYSTEMS INC	29,273		802,666
NETWORK-1 TECHNOLOGIES INC	4,399		16,232
NEW HOME CO INC	5,261		24,674
NEW YORK COMMUNITY BANCORP INC	174,948		1,845,701
NEWPARK RESOURCES INC	57,420		110,246
NEWS CORP NEW CL A	87,877		1,579,150
NEWS CORP NEW CL B	49,099		872,489
NEWSTAR FINANCIAL INC RT CVR	16,905		0
NEXA RESOURCES SA	12,990		125,224
NEXSTAR MEDIA GROUP INC A	18,378		2,006,694
NEXSTAR MEDIA GROUP INC A CVR	6,927		0

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
NEXTGEN HEALTHCARE INC	24,569		448,139
NEXTIER OILFIELD SOLUTIONS INC	60,805		209,169
NICOLET BANKSHARES INC	1,903		126,264
NIELSEN HOLDINGS PLC	96,901		2,022,324
NL INDUSTRIES	7,483		35,769
NMI HOLDINGS INC	663		15,017
NN INC	15,124		99,365
NORDIC AMERICAN TANKER LTD	38,473		113,495
NORTHEAST BANK	4,244		95,575
NORTHFIELD BANCORP INC NEW	27,408		337,941
NORTHRIM BANCORP INC	3,320		112,714
NORTHWEST BANCSHARES INC	48,326		615,673
NORTHWEST PIPE CO	7,287		206,222
NOV INC	78,836		1,082,418
NOW INC	39,037		280,286
NU SKIN ENTERPRISES INC CL A	12,294		671,621
NUVASIVE INC	4,302		242,332
NV5 GLOBAL INC	5,975		470,711
NVENT ELECTRIC PLC	21,616		503,437
OCEANEERING INTERNATIONAL INC	50,200		399,090
OCEANFIRST FINANCIAL CORP	18,174		338,582
OCWEN FINANCIAL CORP	3,179		91,905
ODP CORP/THE	20,441		598,921
OFG BANCORP	23,444		434,652
OIL STATES INTERNATIONAL INC	28,277		141,951
OIL-DRI CORP OF AMERICA	1,344		45,804
OLD NATIONAL BANCORP (IND)	71,865		1,190,084
OLD REPUBLIC INTL CORP	69,254		1,364,996
OLD SECOND BANCORP	9,006		90,961
OLIN CORP	89,971		2,209,688
OLYMPIC STEEL INC	4,828		64,357
ON SEMICONDUCTOR CORP	60,768		1,988,937
ONEMAIN HOLDINGS INC	49,224		2,370,628
ONESPAN INC	7,329		151,564
ONESPAWORLD HOLDINGS LTD	999		10,130
ONTO INNOVATION INC	11,294		537,030
OPKO HEALTH INC	34,593		136,642
OPPENHEIMER HLDGS CL A NON-VTG	4,922		154,698
OPTION CARE HEALTH INC	10,535		164,767
ORASURE TECHNOLOGIES INC	24,125		255,363
ORBCOMM INC	41,815		310,267
ORIGIN BANCORP INC	1,812		50,319
ORION GROUP HOLDINGS INC	19,113		94,800
ORMAT TECHNOLOGIES INC	3,160		285,285
ORRSTOWN FINANCIAL SERVICES	535		8,854
ORTHOFIX MEDICAL INC	3,573		153,568
OSHKOSH CORP	20,083		1,728,544
OSI SYSTEMS INC	7,403		690,108
OVERSEAS SHIPHLDG GRP INC NEW	28,622		61,251

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
OWENS AND MINOR INC	45,424		1,228,719
OWENS CORNING INC	20,456		1,549,747
OWL ROCK CAPITAL CORPORATION	6,560		83,050
OXFORD INDUSTRIES	6,158		403,411
PACIFIC PREMIER BANCORP INC	33,205		1,040,313
PACWEST BANCORP	58,011		1,473,479
PAM TRANSPORTAION	566		27,734
PAR PACIFIC HOLDINGS INC	9,003		125,862
PARK AEROSPACE CORP	9,660		129,541
PARK NATIONAL CORP	4,057		426,026
PARK OHIO HLDGS CORP	4,514		139,483
PARKER DRILLING CO	727		6
PARSLEY ENERGY INC CL A	116,740		1,657,708
PATRICK INDUSTRIES INC	7,042		481,321
PATRIOT TRANSPORTATION HOLDING INC	253		2,221
PATTERSON COMPANIES INC	35,604		1,054,947
PATTERSON-UTI ENERGY INC	95,845		504,145
PBF ENERGY INC CL A	58,302		413,944
PC CONNECTION INC	10,664		504,301
PCSB FINANCIAL CORP	5,453		86,921
PDC ENERGY INC	44,162		906,646
PDF SOLUTIONS INC	6,758		145,973
PDL BIOPHARMA INC	62,577		154,565
PEABODY ENERGY CORP	46,215		111,378
PEAPACK GLADSTONE FINL CORP	9,154		208,345
PENN VIRGINIA CORP	4,966		50,405
PENNANT GROUP INC	3,322		192,875
PENNS WOODS BANCORP INC	496		12,901
PENNYMAC FINANCIAL SERVICES INC	8,469		555,736
PENSKE AUTOMOTIVE GROUP INC	35,061		2,082,273
PEOPLES BANCORP INC	9,828		266,241
PEOPLES UNITED FINANCIAL INC	151,900		1,964,067
PERDOCEO EDUCATION CORP	14,777		186,634
PERFICIENT INC	14,018		667,958
PERFORMANCE FOOD GROUP CO	9,486		451,628
PERRIGO CO PLC	32,670		1,461,002
PGT INNOVATIONS INC	13,713		278,922
PHOTRONIC INC	40,976		457,292
PHX MINERALS INC A	4,107		9,446
PILGRIM’S PRIDE CORP NEW	19,479		381,983
PINNACLE FINL PARTNERS INC	29,810		1,919,764
PLAYA HOTELS & RESORTS NV	28,307		168,427
PLAYAGS INC	3,729		26,849
PLEXUS CORP	13,968		1,092,437
POPULAR INC	52,576		2,961,080
POST HOLDINGS INC	25,456		2,571,311
POTBELLY CORP	9,745		42,878
POWELL INDUSTRIES INC	6,004		177,058
PQ GROUP HOLDINGS INC	24,625		351,153

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
PRA GROUP INC	11,558		458,390
PREFERRED BANK LOS ANGELES	3,425		172,860
PREFORMED LINE PRODUCTS CO	2,316		158,507
PREMIER FINANCIAL BANCORP	3,118		41,438
PREMIER FINANCIAL CORP	19,472		447,856
PREMIER INC	28,042		984,274
PRESTIGE CONSUMER HEALTHCARE INC	22,187		773,661
PRICESMART INC	12,767		1,162,946
PRIMORIS SVCS CORP	20,102		555,016
PROASSURANCE CORPORATION	15,972		284,142
PROG HOLDINGS INC	18,735		1,009,254
PROPETRO HOLDING CORP	36,220		267,666
PROSPERITY BANCSHARES INC	8,447		585,884
PROTECTIVE INSURANCE CORP CL B	4,320		59,227
PROTHENA CORP PLC	10,886		130,741
PROVIDENT FINANCIAL HLDGS INC	2,348		36,887
PROVIDENT FINANCIAL SVCS INC	27,636		496,343
PVH CORP	21,789		2,045,769
QCR HOLDINGS INC	5,401		213,826
QEP RESOURCES INC	83,129		198,678
QUAD/GRAPHICS INC CL A	14,973		57,197
QUANEX BUILDING PRODUCTS	15,828		350,907
QUANTA SVCS INC	31,265		2,251,705
QUINSTREET INC	10,995		235,733
QURATE RETAIL INC	158,079		1,734,127
QURATE RETAIL INC 8% PFD 03/15/2031	4,742		469,268
RADIAN GROUP INC	47,110		953,978
RADIANT LOGISTICS INC	20,470		118,726
RAFAEL HOLDINGS INC	4,689		109,347
RALPH LAUREN CORP	10,048		1,042,380
RAMBUS INC	28,635		499,967
RANGE RESOURCES CORP	139,072		931,782
RANPAK HOLDINGS CORP A	2,214		29,756
RAYONIER ADVANCED MATERIALS	23,355		152,275
RBB BANCORP	7,014		107,875
RCI HOSPITALITY HOLDINGS INC	4,286		169,040
RE/MAX HOLDINGS INC CL A	4,753		172,676
READING INTL INC CL A	7,090		35,592
REALNETWORKS INC	4,000		6,240
REALOGY HOLDINGS CORP	40,288		528,579
RED LION HOTEL CORP	13,116		45,381
RED ROBIN GOURMET BURGERS INC	4,458		85,727
REGAL BELOIT CORP	13,457		1,652,654
REGIONAL MANAGEMENT CORP	5,394		161,065
REGIS CORPORATION	3,672		33,746
REINSURANCE GROUP OF AMERICA	21,770		2,523,143
RELIANCE STEEL & ALUMINUM CO	32,089		3,842,658
RELIANT BANCORP INC	1,185		22,065
RENASANT CORP	21,038		708,560

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
RENEWABLE ENERGY GROUP INC	24,545		1,738,277
RENT A CTR INC	1,475		56,478
REPUBLIC BANCORP INC KY CL A	6,429		231,894
REPUBLIC FIRST BANCORP INC	16,781		47,826
RESIDEO TECHNOLOGIES INC	37,686		801,204
RESOLUTE FOREST PRODUCTS INC	31,168		203,839
RESOURCES CONNECTION INC	20,239		254,404
REV GROUP INC	14,430		127,128
REX AMERICAN RESOURCES CORP	3,386		248,769
REXNORD CORP NEW	24,090		951,314
RF INDUSTRIES LTD	426		2,092
RIBBON COMMUNICATIONS INC	37,002		242,733
RING ENERGY INC	8,572		5,657
RITE AID CORP	25,967		411,058
RIVERVIEW BANCORP INC	7,537		39,645
ROCKY BRANDS INC	3,100		87,017
ROGERS CORP	6,615		1,027,243
RPC INC	48,331		152,243
RUSH ENTERPRISES INC CL A	16,882		699,252
RYDER SYSTEM INC	19,200		1,185,792
RYERSON HOLDING CORP	2,700		36,828
S & T BANCORP	10,077		250,313
SAFETY INSURANCE GROUP INC	4,701		366,208
SAGA COMMUNICATIONS INC CL A	232		5,573
SAIA INC	7,524		1,360,339
SANDERSON FARMS INC	9,009		1,190,990
SANDRIDGE ENERGY INC	9,723		30,141
SANDY SPRING BANCORP INC	22,347		719,350
SANMINA CORP	34,522		1,100,907
SANTANDER CONSUMER USA HLDGS INC	94,348		2,077,543
SAVARA INC	99		114
SCANSOURCE INC	8,158		215,208
SCHNEIDER NATIONAL INC CL B	11,292		233,744
SCHNITZER STEEL INDS INC CL A	16,791		535,801
SCHOLASTIC CORP	13,073		326,825
SCHWEITZER-MAUDUIT INTL INC	14,612		587,549
SCORPIO TANKERS INC	21,641		242,163
SCRIPPS (EW) CO CL A	29,048		444,144
SEABOARD CORP	292		885,052
SEACOAST BANKING CORP FLORIDA	10,949		322,448
SEACOR HOLDINGS INC	8,931		370,190
SEACOR MARINE HOLDINGS INC	8,174		22,152
SECUREWORKS CORP	1,889		26,862
SELECT ENERGY SERVICES INC CL A	29,356		120,360
SELECT INTERIOR CONCEPTS INC	7,810		55,842
SELECT MEDICAL HLDGS CORP	49,329		1,364,440
SENECA FOODS CORP CL A	3,741		149,266
SENSATA TECHNOLOGIES HOLDING PLC	42,948		2,265,078
SENSIENT TECHNOLOGIES CORP	6,077		448,300

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SFL CORP LTD	40,334		253,298
SHOE CARNIVAL	5,961		233,552
SHORE BANCSHARES INC	890		12,994
SIERRA BANCORP	7,614		182,127
SIGNET JEWELERS LTD	20,505		559,171
SILGAN HOLDINGS INC	515		19,096
SILVERBOW RESOURCES INC	2,588		13,742
SIMMONS 1ST NATL CORP CL A	48,304		1,042,883
SIMPLY GOOD FOODS CO	13,502		423,423
SIRIUSPOINT LTD	32,629		310,628
SKECHERS USA INC CL A	2,873		103,256
SKYLINE CHAMPION CORP	3,397		105,103
SKYWEST INC	31,289		1,261,260
SM ENERGY CO	41,387		253,288
SMART GLOBAL HOLDINGS INC	4,840		182,129
SMART SAND INC	3,804		6,543
SMARTFINANCIAL INC	3,405		61,767
SMITH & WESSON BRANDS INC	20,454		363,059
SMITH MICRO SOFTWARE INC	5,100		27,642
SNAP-ON INCORPORATED	11,107		1,900,852
SOLARIS OILFIELD INFRASTRUCTURE INC CL A	10,073		81,994
SONIC AUTOMOTIVE INC CL A	16,269		627,495
SONOCO PRODUCTS CO	13,726		813,266
SOUTH STATE CORP	20,103		1,453,447
SOUTHERN FIRST BANCSHARES INC	1,143		40,405
SOUTHERN MISSOURI BANCORP INC	489		14,885
SOUTHERN NATL BANCORP VA INC	9,631		116,631
SOUTHSIDE BANCSHARES INC	4,699		145,810
SOUTHWESTERN ENERGY CO	288,741		860,448
SP PLUS CORP	3,465		99,896
SPARTANNASH CO	12,845		223,631
SPECTRUM BRANDS HOLDINGS INC	14,360		1,134,153
SPIRIT AEROSYSTEM HLD INC CL A	4,174		163,162
SPIRIT AIRLINES INC	25,685		627,998
SPIRIT OF TEXAS BANCSHARES INC	1,569		26,359
SPOK HOLDINGS INC	8,824		98,211
SPORTSMANS WHSE HLDGS INC	7,677		134,731
SPX FLOW INC	9,537		552,765
ST JOE COMPANY	1,602		68,005
STANDARD MOTOR PRODUCTS INC	9,341		377,937
STANDEX INTL CORP	5,927		459,461
STAR EQUITY HOLDINGS INC	460		1,651
STATE AUTO FINANCIAL CORP	8,484		150,506
STEEL DYNAMICS INC	113,128		4,171,029
STEELCASE INC CLASS A	30,070		407,449
STEPAN CO	8,285		988,566
STERLING BANCORP INC/MI	7,239		32,865
STERLING BANCORP/DE	84,770		1,524,165
STERLING CONSTRUCTION CO INC	11,732		218,333

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
STEVEN MADDEN LTD	1,172		41,395
STEWART INFORMATION SERVICES	13,458		650,829
STIFEL FINANCIAL CORP	27,096		1,367,264
STONERIDGE INC	13,192		398,794
STONEX GROUP INC	5,377		311,328
STRATASYS LTD	8,571		177,591
STRATTEC SEC CORP	2,026		100,003
STRIDE INC	19,602		416,150
SUMMIT FINANCIAL GROUP INC	490		10,819
SUMMIT MATERIALS INC CL A	50,128		1,006,570
SUNCOKE ENERGY INC	29,499		128,321
SUPER MICRO COMPUTER INC	7,758		245,618
SUPERIOR GROUP OF COS INC	3,094		71,905
SUPERNUS PHARMACEUTICALS INC	21,916		551,407
SURGALIGN HOLDINGS INC	35,996		78,831
SURGERY PARTNERS INC	5,703		165,444
SYKES ENTERPRISES INC	18,159		684,050
SYNLOGIC INC	7,453		16,098
SYNNEX CORP	19,232		1,566,254
SYNOVUS FINANICAL CORP.	22,312		722,239
TALOS ENERGY INC	17,636		145,321
TAPESTRY INC	24,852		772,400
TARGA RESOURCES CORP	20,935		552,265
TARO PHARMACEUTICALS IND	1,793		131,642
TAYLOR MORRISON HOME CORP	51,511		1,321,257
TCF FINANCIAL CORP	48,035		1,778,256
TEAM INC	13,123		143,041
TECHNIPFMC PLC	100,861		948,093
TEEKAY CORP	4,786		10,290
TEEKAY TANKERS LTD CL A	10,105		111,256
TEGNA INC	69,988		976,333
TEJON RANCH CO	15,508		224,091
TELEPHONE & DATA SYSTEMS INC	46,660		866,476
TENNECO INC	3,910		41,446
TEREX CORP	21,038		734,016
TERRITORIAL BANCORP INC	5,399		129,738
TESSCO TECHNOLOGIES INC	4,066		25,372
TEXAS CAPITAL BANCSHARES INC	22,159		1,318,461
TEXTAINER GROUP HLDGS LTD	28,685		550,178
TEXTRON INC	20,089		970,901
THE SHYFT GROUP INC	9,584		271,994
THERMON GROUP HOLDINGS INC	20,800		325,104
THOR INDUSTRIES INC	6,420		596,996
TIDEWATER INC	17,143		148,116
TILLY’S INC	8,259		67,393
TIMBERLAND BANCORP INC	1,619		39,277
TIMKEN CO	29,239		2,261,929
TIMKENSTEEL CORP	28,176		131,582
TIPTREE INC	1,590		7,982

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TITAN INTERNATIONAL INC	49,577		240,944
TITAN MACHINERY INC	14,263		278,842
TOLL BROTHERS INC	78,742		3,422,915
TOOTSIE ROLL INDUSTRIES INC	958		28,453
TOPBUILD CORP	6,454		1,188,052
TOWNE BANK	18,466		433,582
TOWNSQUARE MEDIA INC	1,275		8,492
TRANSCAT INC	656		22,750
TRANSOCEAN LTD	153,936		355,592
TRAVELCENTERS OF AMERICA INC	3,222		105,037
TRECORA RESOURCES	8,867		61,980
TREDEGAR CORP	14,019		234,117
TREEHOUSE FOODS INC	11,359		482,644
TRI POINTE HOMES INC	79,143		1,365,217
TRIBUNE PUBLISHING CO	18,347		251,354
TRICO BANCSHARES	11,267		397,500
TRIMAS CORP	7,058		223,527
TRINITY INDUSTRIES INC	66,932		1,766,335
TRINSEO SA	7,116		364,410
TRIPLE-S MANAGEMENT CORP CL B	11,877		253,574
TRISTATE CAPITAL HOLDINGS INC	12,610		219,414
TRITON INTERNATIONAL LTD	34,484		1,672,819
TRIUMPH BANCORP INC	7,385		358,542
TRONOX HOLDINGS PLC	38,154		557,811
TRUEBLUE INC	16,667		311,506
TRUECAR INC	37,583		157,849
TRUSTCO BANK CORP NY	49,780		332,033
TRUSTMARK CORP	36,548		998,126
TTM TECHNOLOGIES INC	49,010		676,093
TUTOR PERINI CORP	20,867		270,228
TWIN DISC INC	4,160		32,656
UFP INDUSTRIES INC	27,258		1,514,182
UFP TECHNOLOGIES INC	2,566		119,576
ULTRA CLEAN HOLDINGS INC	17,389		541,667
ULTRALIFE CORP	1,039		6,722
UMB FINANCIAL CORP	3,002		207,108
UMPQUA HOLDINGS CORP	93,567		1,416,604
UNIFI INC	7,025		124,624
UNIFIRST CORP	2,491		527,320
UNITED BANKSHARES INC. W VA.	36,879		1,194,880
UNITED COMMUNITY BANKS GA	25,079		713,247
UNITED FIRE GROUP INC	9,451		237,220
UNITED INS HLDGS CORP	13,862		79,291
UNITED NATURAL FOODS INC	35,030		559,429
UNITED STATES CELLULAR CORP	18,660		572,675
UNITED STATES LIME & MIN INC	1,194		136,116
UNITED STATES STEEL CORP	67,269		1,128,101
UNITED THERAPEUTICS CORP DEL	193		29,295
UNIVAR INC	49,272		936,661

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
UNIVERSAL CORP	11,507		559,355
UNIVERSAL ELECTRONICS INC	5,826		305,632
UNIVERSAL HEALTH SVCS INC CL B	2,263		311,163
UNIVERSAL INSURANCE HLDGS INC	6,139		92,760
UNIVERSAL LOGISTICS HOLDINGS INC	4,150		85,449
UNIVERSAL STAINLESS & ALLOY	3,380		25,282
UNIVERSAL TECH INST INC	5,805		37,500
UNIVEST FINANCIAL CORP	13,971		287,523
UNUM GROUP	76,248		1,749,129
URBAN ONE INC CL A	1,287		5,418
URBAN OUTFITTERS	35,693		913,741
US CONCRETE INC C NEW	8,992		359,410
US FOODS HOLDING CORP	67,407		2,245,327
US SILICA HOLDINGS INC	40,497		284,289
US XPRESS ENTERPRISES INC	4,000		27,360
USA TRUCK INC	4,072		36,363
VALLEY NATL BANCORP	236,044		2,301,429
VALMONT INDUSTRIES INC	6,119		1,070,397
VANDA PHARMACEUTICALS INC	17,868		234,786
VAREX IMAGING CORP	6,090		101,581
VECTRUS INC-WI	4,208		209,222
VEECO INSTRUMENT	18,639		323,573
VENATOR MATERIALS PLC	26,113		86,434
VERA BRADLEY INC	16,309		129,820
VERINT SYSTEMS INC	2,633		176,885
VERITEX HOLDINGS INC	4,517		115,906
VERITIV CORP	6,302		131,019
VERSO CORP—A	12,873		154,733
VIAD CORP	8,470		306,360
VIASAT INC	4,612		150,582
VIDLER WATER RESOUCES INC	11,406		106,646
VILLAGE SUPER MKT INC CL A NEW	5,175		114,161
VIRTUS INVESTMENT PARTNERS	2,212		480,004
VIRTUSA CORP	4,900		250,537
VISHAY INTERTECHNOLOGY INC	84,426		1,748,462
VISHAY PRECISION GROUP INC	2,804		88,270
VISTA OUTDOOR INC	22,718		539,780
VISTRA CORP	7,540		148,236
VOXX INTERNATIONAL CORP	12,828		163,685
VOYA FINANCIAL INC	46,551		2,737,664
VSE CORP	4,410		169,741
WABASH NATIONAL CORP	21,510		370,617
WADDELL & REED FINL INC CL A	22,510		573,330
WALKER & DUNLOP INC	7,700		708,554
WARRIOR MET COAL INC	19,550		416,806
WASHINGTON FEDERAL INC	41,443		1,066,743
WASHINGTON TR BANCORP INC	6,890		308,672
WATERSTONE FINANCIAL INC	13,669		257,251
WAYSIDE TECHNOLOGY GROUP INC	800		15,280

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
WEBSTER FINANCIAL	5,023		211,719
WEIS MARKETS INC	13,586		649,547
WERNER ENTERPRISES INC	35,792		1,403,762
WESBANCO INC	29,937		896,913
WESCO INTERNATIONAL INC	21,024		1,650,384
WESCO INTERNATIONAL INC SER A 10.625%/VAR PFD PERP	10,713		331,460
WEST BANCORPORATION INC	2,296		44,313
WESTERN NEW ENGLAND BANCORP INC	17,057		117,523
WESTLAKE CHEMICAL CORP	49,256		4,019,290
WESTROCK CO	68,931		3,000,566
WESTWOOD HOLDINGS GROUP INC	1,206		17,487
WEYCO GROUP INC	5,177		82,004
WHITE MOUNTAINS INS GROUP LTD	820		820,541
WILEY (JOHN) & SONS INC CL A	13,000		593,580
WILEY (JOHN) & SONS INC CL B	876		39,586
WILLDAN GROUP	1,039		43,326
WILLSCOT MOBILE MINI HOLDINGS CORP	36,906		855,112
WINNEBAGO INDUSTRIES INC	12,833		769,210
WINTRUST FINANCIAL CORP	13,145		803,028
WOLVERINE WORLD WIDE INC	5,254		164,188
WORLD ACCEPTANCE CORP	1,489		152,206
WORLD FUEL SERVICES CORP	30,334		945,207
WORTHINGTON INDUSTRIES INC	18,843		967,400
WPX ENERGY INC	163,377		1,331,523
WSFS FINANCIAL CORP	26,145		1,173,388
XEROX HOLDINGS CORP	72,033		1,670,445
XPERI HOLDING CORP	31,815		664,934
XPO LOGISTICS INC	15,348		1,829,482
YELP INC	12,080		394,654
ZAGG INC	12,558		52,367
ZIONS BANCORP	88,538		3,846,091
ZIX CORP	3,600		31,068
ZOVIO INC	24,045		113,973
ZUMIEZ INC	15,897		584,692
STIFS and Money Markets
FID BANK TRST ST INV FUND	1,046,887		1,046,887

DFA Small Mid Value Account			624,373,569

PIMCO Total Return Account
Commingled Pools
HIGH YIELD PORTFOLIO INSTL CL	4,768,460		36,669,461
PIMCO ASSET BACK SECS PORT-UNL	10,846,561		134,822,754
PIMCO EMMERG MKTS FD INST CL	5,593,751		57,839,381
PIMCO INTL PORT FUND(UNLISTED)	12,687,801		67,752,860
PIMCO INV GRD CORP PORT(UNLST)	49,775,975		496,764,231
PIMCO MTG PORT INSTL CL(UNLST)	16,293,051		181,341,654
PIMCO MUNI SECTR PORT INSTL CL	2,233,515		15,813,285
PIMCO REAL RETRN BD FD INST CL	808,370		6,717,551
PIMCO SHORT TM FLT NAV PORT II	8,166,809		81,782,425

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
PIMCO US GOVT SECTOR PORT INST	29,167,246		296,339,218
STIFS and Money Markets
SSBK GOVT STIF FUND	393,227		393,227

PIMCO Total Return Account			1,376,236,047

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	-786,092		-606,037
BRAZILIAN REAL	21,855		4,208
BRITISH POUND STERLING CURRENCY	67		91
CANADIAN DOLLAR	58,054		45,608
DANISH KRONE	2,879		473
EURO MONETARY UNIT.	180,213		220,157
HONG KONG DOLLAR	4,727		610
HUF	767,977		2,587
INDIAN RUPEE	389,921		345,621
JAPANESE YEN	93,444,556		904,988
MEXICAN PESO CURRENCY	399,553		20,079
NEW ZEALAND DOLLAR CURRENCY	839,958		604,350
SINGAPORE DOLLAR CURRENCY	-2,122		-1,606
SOUTH KOREAN WON	421		0
SWEDISH KRONA CURRENCY	430		52
SWISS FRANC	431		487
TAIWAN DOLLAR	23		1
Forward Currency Contract
CURRENCY CONTRACT—USD	-92,525,564		96
Futures
BP CURRENCY FUT MAR21 BPH1	-333		-85,331
FTSE 100 IDX FUT MAR21 Z H1	-436		514,867
JPN YEN CURR FUT MAR21 JYH1	786		-29,475
MSCI EAFE FUT MAR21 MFSH1	284		-244,240
MSCI EMGMKT FUT MAR21 MESH1	483		-50,715
TOPIX INDX FUTR MAR21 TPH1	276		0
Publicly-traded Common Stock
ACCENTURE PLC CL A	62,504		16,326,670
ACCOR SA	126,009		4,556,591
ADIDAS AG	46,176		16,804,810
ADIDAS AG	14,390		5,236,946
ADYEN BV	2,201		5,122,262
AIA GROUP LTD	1,434,200		17,574,960
AIA GROUP LTD	201,200		2,465,543
AIER EYE HOSPITAL GROUP CO LTD	61,529		706,009
AIER EYE HOSPITAL GROUP CO LTD WT 11/18/19	31,600		362,591
AIRBUS SE	56,097		6,152,704
AIRPORTS OF THAILAND PCL-NVDR	567,500		1,179,528
AIRTAC INTERNATIONAL GROUP	139,700		4,473,263
AKZO NOBEL NV	33,251		3,568,968
ALCON INC	54,106		3,596,066

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ALCON INC	99,122		6,587,980
ALIBABA GROUP HOLDING LTD SPON ADR	77,601		18,060,081
ALIBABA GROUP HOLDING LTD SPON ADR	48,297		11,240,161
ALIBABA GROUP HOLDING LTD SPON ADR	50,843		11,832,691
ALIBABA HEALTH INFORMATION TECHNOLOGY LTD	448,000		1,323,349
ALLEGION PLC	129,609		15,083,895
ANGLOGOLD ASHANTI LTD	56,444		1,315,631
AON PLC	64,312		13,587,196
ASIAN PAINTS LTD (DEMAT)	76,030		2,877,100
ASML HOLDING NV	17,559		8,527,826
ASSA ABLOY AB SER B	219,404		5,400,033
ASTRAZENECA PLC	71,603		7,171,449
ATLAS COPCO AB SER A	82,120		4,203,016
B3 SA BRASIL BOLSA BALCAO	100,300		1,196,834
BANK FOR FOREIGN TRADE JSC WT 10/18/21	122,110		517,906
BANK RAKYAT INDONESIA TBK PT	13,327,900		3,955,683
BUNZL PLC	240,500		8,034,630
BYD COMPANY LTD H	86,000		2,254,152
CAE INC	547,636		15,174,108
CANADIAN NATL RAILWAY CO	143,630		15,790,386
CANADIAN NATL RAILWAY CO	42,980		4,725,133
CANADIAN NATL RAILWAY CO	100,618		11,052,887
CAPGEMINI SA (FF40)	26,752		4,144,024
CELLNEX TELECOM SAU	209,779		12,588,302
CENTRE TESTING INTL GRP CO LTD WT 11/23/21	491,500		2,061,125
CHINA CONSTRUCTION BANK CORP H	1,428,600		1,085,393
CHINA INTERNATIONAL CAPITAL CORP LTD H	972,400		2,634,058
CHINA MERCHANTS BANK CO LTD H	487,500		3,081,284
CHRISTIAN HANSEN HOLDING SA	66,326		6,819,415
CIE FINANCIERE RICHEMONT SA A	68,422		6,189,127
CLICKS GROUP LTD	80,482		1,383,830
COMMONWEALTH BK OF AUSTRALIA	211,335		13,378,077
COMPASS GROUP PLC	547,052		10,196,516
CONTEMPORARY AMPEREX TECHNOLOGY CO LTD WT 07/08/22	89,400		4,809,358
COPA HOLDINGS SA CL A	16,225		1,253,057
COUNTRY GARDEN SERVICES HOLDINGS CO LTD	196,000		1,326,058
DAVIDE CAMPARI MILANO NV	439,854		5,018,827
DIAGEO PLC	118,480		4,662,976
DIAGEO PLC	379,548		14,937,738
DOLLARAMA INC	107,931		4,398,979
DR REDDYS LABS LTD (DEMAT)	20,855		1,485,910
DSV PANALPINA A/S	36,524		6,114,910
EISAI CO LTD	37,600		2,684,492
ESCORTS LTD (DEMAT)	110,264		1,902,372
ESSILORLUXOTTICA	70,203		10,939,134
EUROFINS SCIENTIFIC SE	135,670		11,374,822
FANUC CORPORATION	35,100		8,620,754
FERRARI NV	24,220		5,581,845

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
FISHER & PAYKEL HEALTHCARE CORP	256,730		6,090,127
FLUTTER ENTERTAINMENT PLC	23,746		4,906,618
FUCHS PETROLU SE (GERW) PFD	76,995		4,368,190
GEBERIT AG (REG)	19,207		12,023,630
GLOBALWAFERS CO LTD	26,000		654,926
GLOBANT SA	7,218		1,570,709
GLODON CO LTD A (HSBC) WT 12/07/21	102,900		1,241,415
GMO PAYMENT GATEWAY INC	23,200		3,109,661
GRUPO AERO CENTRO NORTE CL B	111,800		721,325
GRUPO FINANCIERO BANORTE SAB	416,900		2,303,064
GRUPO MEXICO SAB DE CV SER B	573,700		2,425,169
GRUPO TELEVISA (CPO) SPON ADR	878,800		7,241,312
HDFC BANK LTD (DEMAT)	198,391		3,900,502
HDFC BANK LTD SPON ADR	161,488		11,669,123
HEINEKEN NV	178,426		19,883,599
HEINEKEN NV	53,097		5,917,072
HINDUSTAN UNILEVER LTD	30,760		1,008,597
HONG KONG EXCHS & CLEARING LTD	40,700		2,231,230
HOUSING DEV FN CORP LTD(DEMAT)	644,880		22,586,197
HOUSING DEV FN CORP LTD(DEMAT)	88,318		3,093,239
HOWDEN JOINERY GROUP PLC	994,540		9,378,791
HYUNDAI MOTOR CO	24,324		4,290,873
IHS MARKIT LTD	188,806		16,960,443
INDITEX SA	144,961		4,611,465
INFINEON TECHNOLOGIES AG	164,112		6,293,300
INFOSYS LTD SPON ADR	207,900		3,523,905
INTERCONTINENTAL HOTELS GP PLC	197,920		12,693,748
INTERMEDIATE CAPITAL GROUP PLC	249,512		5,889,244
INTERTEK GROUP PLC	162,950		12,585,671
ITAU UNIBANCO HLDG SA SPON ADR	608,700		3,706,983
JAMES HARDIE INDUSTRES PLC CDI	111,380		3,281,891
JD.COM INC SPON ADR	43,270		3,803,433
JIANGSU HENGLI HYDRAULIC C-A (HSBC) (CWT) 04/23/20	199,116		3,447,395
JULIUS BAER GRUPPE AG	95,446		5,498,414
KASIKORNBANK PCL NVDR	299,500		1,130,000
KERRY GROUP PLC CL A	111,698		16,170,020
KEYENCE CORP	23,800		13,368,844
KEYENCE CORP	9,300		5,223,960
KEYENCE CORP	48,400		27,187,061
KWEICHOW A MMA(HSBC)(ELN)12/24	4,950		1,515,329
LG CHEMICAL LTD	5,478		4,147,236
LG HOUSEHOLD & HEALTHCARE LTD	8,841		13,159,091
LG HOUSEHOLD & HEALTHCARE LTD	866		1,288,969
LI NING CO LTD	484,500		3,331,057
LINDE PLC	73,110		19,024,059
LOJAS RENNER SA	0		0
LONDON STOCK EXCHANGE GRP PLC	33,880		4,173,487
LONDON STOCK EXCHANGE GRP PLC	122,926		15,142,565
LONGI GREEN ENERGY TECHNOLOGY WT 12/21/22	129,400		1,827,981

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
LONZA GROUP AG	7,637		4,906,727
L’OREAL SA (TEMP)	33,904		12,872,970
L’OREAL SA ORD	20,677		7,850,826
L’OREAL SA ORD	17,366		6,593,676
LUKOIL PJSC SPONS ADR	39,455		2,690,831
LULULEMON ATHLETICA INC	11,495		4,000,605
LVMH MOET HENNESSY LOUIS VUITTON SE	20,171		12,589,548
LVMH MOET HENNESSY LOUIS VUITTON SE	26,355		16,449,236
MAGAZINE LUIZA SA	470,000		2,257,614
MARUTI SUZUKI INDIA LTD (LOC)	30,047		3,146,250
MEDIA TEK INC	88,300		2,346,750
MEDIA TEK INC	254,828		6,772,566
MEITUAN CL B	184,300		7,003,564
MEITUAN CL B	68,300		2,595,461
MERCADOLIBRE INC	1,832		3,069,003
METROPOLITAN BANK & TRUST CO	1,084,500		1,107,762
MIDEA GROUP CO LTD A MMA(HSBC) (ELN) 05/17/2021	110,100		1,660,601
MONCLER SPA	71,410		4,374,115
MURATA MFG CO LTD	61,296		5,532,698
NASPERS LTD N SHS	18,647		3,831,359
NAVER CORP	10,720		2,880,913
NCSOFT CORPORATION	833		712,532
NESTLE SA (REG)	158,946		18,718,751
NESTLE SA (REG)	61,377		7,228,246
NESTLE SA (REG)	195,079		22,974,061
NETEASE INC ADR	10,821		1,036,327
NIO INC ADR	28,715		1,399,569
NOTRE DAME INTERMEDICA PARTICIPACOES SA	107,100		1,615,304
NOVARTIS AG (REG)	49,604		4,686,970
NOVO-NORDISK AS CL B	142,513		9,980,167
NOVO-NORDISK AS CL B	215,922		15,120,990
OTP BANK (REG)	25,186		1,133,524
PAGSEGURO DIGITAL LTD CL A	95,147		5,411,961
PARTNERS GROUP HOLDING AG	4,432		5,206,461
PETROLEO BRASILEIRO SPONS ADR	100,600		1,129,738
PINDUODUO INC ADR	3,780		671,593
PING AN HEALTHCARE AND TECHNOLOGY CO LTD	52,400		635,360
PING AN INSURANCE CO LTD H	284,500		3,486,317
PING AN INSURANCE CO LTD H	448,480		5,495,759
POSCO	8,837		2,208,428
RAIA DROGASIL SA	0		0
RATIONAL AG	6,696		6,229,198
REALTEK SEMICONDUCTOR CORP	185,000		2,570,267
RELIANCE INDS GDR	66,951		3,662,220
RELIANCE INDUSTRIES LTD(DEMAT)DEMATERIALIZED SHS	101,127		2,748,189
ROCHE HOLDINGS AG (GENUSSCHEINE)	52,774		18,419,932
ROTORK PLC	2,055,859		8,940,211
RYANAIR HOLDINGS PLC SPON ADR	37,820		4,159,444
SAMSUNG BIOLOGICS CO LTD	1,271		964,573

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SAMSUNG ELECTRONICS CO LTD	215,671		16,050,414
SAMSUNG ELECTRONICS CO LTD	102,930		7,660,136
SAMSUNG ELECTRONICS CO LTD PFD	405,993		27,454,013
SANDS CHINA LTD	1,083,890		4,760,618
SANDVIK AB	200,098		4,895,684
SAP SE	97,346		12,750,896
SARTORIUS STEDIM BIOTECH	31,715		11,282,436
SBERBANK OF RUSSIA	174,000		637,915
SBERBANK SPONSORED ADR	181,301		2,632,491
SCHINDLER HOLDING AG PART CERT	52,791		14,227,869
SCHNEIDER ELECTRIC SE	40,564		5,862,358
SEA LTD ADR	13,795		2,745,895
SHANGHAI INTL AIRPORT CO LTD WT 11/21/22	95,600		1,108,232
SHENZHEN INOVANCE TECHNOLOGY CO LTD A MMA (HSBC)	238,621		3,411,118
SHIMANO INC	52,700		12,292,669
SHIN-ETSU CHEMICAL CO LTD	119,400		20,860,743
SHIN-ETSU CHEMICAL CO LTD	26,883		4,696,812
SHINHAN FINANCIAL GROUP CO LTD	96,423		2,839,345
SHOPIFY INC CL A	4,177		4,728,155
SILERGY CORP	17,100		1,466,218
SK HYNIX INC	40,236		4,380,691
SM INVESTMENTS CORP	52,270		1,141,842
SMC CORP	6,000		3,657,934
SMITH & NEPHEW PLC	266,037		5,493,464
SOFTBANK GROUP CORP	66,880		5,219,302
SONY CORP	47,700		4,751,290
SPIRAX-SARCO ENGINEERING PLC	81,148		12,534,049
SPOTIFY TECHNOLOGY SA	9,766		3,072,970
STONECO LTD CL A	30,600		2,567,952
SVENSKA HANDELSBANKEN SER A	585,249		5,875,537
TAIWAN SEMIC MFG CO LTD SP ADR	209,012		22,790,668
TAIWAN SEMIC MFG CO LTD SP ADR	168,200		18,340,528
TAIWAN SEMIC MFG CO LTD SP ADR	260,215		28,373,844
TAIWAN SEMICONDUCTOR MFG CO LTD	83,000		1,565,091
TAIWAN SEMICONDUCTOR MFG CO LTD	730,090		13,766,951
TAL ED GROUP ADR	19,800		1,415,898
TECHTRONIC INDUSTRIES CO LTD	645,500		9,208,998
TECHTRONIC INDUSTRIES CO LTD	365,719		5,217,515
TEMENOS AG	47,467		6,629,724
TENCENT HOLDINGS LTD	192,200		13,982,780
TENCENT HOLDINGS LTD	158,730		11,547,797
TREND MICRO INC	196,000		11,275,386
TURKIYE GARANTI BANKASI AS	1,192,606		1,663,840
UBISOFT ENTERTAINMENT SA	49,680		4,784,924
UNICHARM CORP	190,300		9,016,005
UNILEVER PLC ORD	225,790		13,671,829
UNITED MICROELECTRONICS CORP	743,000		1,246,396
VANGUARD INTL SEMICONDUCT CORP	92,000		379,692
VOLKSWAG PFD PERP	28,667		5,337,907

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
WAL MART DE MEXICO SAB DE CV V	518,900		1,459,736
WEG SA	134,700		1,964,148
WIN SEMICONDUCTORS CORP	184,000		2,265,059
WIWYNN CORP	44,100		1,104,579
WORLDLINE SA	58,379		5,641,310
WULIANGYE YIBIN CO LTD (JPM)(CWT) 11/16/22	35,700		1,596,373
WUXI BIOLOGICS (CAYMAN) INC	220,500		2,923,901
X5 RETAIL GROUP NV GDR REGS	29,972		1,082,589
YANDEX NV CL A	20,760		1,444,481
YANDEX NV CL A	61,377		4,270,612
YATSEN HOLDING LTD ADR	158,045		2,686,765
ZALANDO SE	65,691		7,307,693
ZHONGSHENG GROUP HLDGS LTD	235,500		1,678,357
STIFS and Money Markets
SSBK GOVT STIF FUND	100,069,677		100,069,677

International Growth Account			1,545,808,480

International Value Account
Currency
AUSTRALIAN DOLLAR CURRENCY	24,681		19,028
BRAZILIAN REAL	451,564		24,128
BRITISH POUND STERLING CURRENCY	45,207		-8,538
CANADIAN DOLLAR	43,853		34,451
CHILEAN PESO	6,172,339		8,687
DANISH KRONE	154,190		-72,273
EURO MONETARY UNIT.	26,079		-73,829
HONG KONG DOLLAR	16,568		2,137
INDIAN RUPEE	0		153,812
INDONESIAN RUPIAH CURRENCY	0		0
ISRAELI SHEKEL	6		2
JAPANESE YEN	9,579,476		143,113
MALAYSIAN RINGGIT	1,300		323
MEXICAN PESO CURRENCY	0		0
NEW ZEALAND DOLLAR CURRENCY	79,343		57,087
NORWEGIAN KRONA	2,043,129		-389,131
PHILIPPINE PESO	3,724		78
POLAND ZLOTY NEW	1		0
SINGAPORE DOLLAR CURRENCY	3,677		125,442
SOUTH AFRICAN RAND CURRENCY	6		0
SOUTH KOREAN WON	388,286,797		304,555
SWEDISH KRONA CURRENCY	0		393,313
SWISS FRANC	3,908		-40,812
TAIWAN DOLLAR	12,985,436		437,013
TURKISH LIRA (NEW)	130		17
UNITED ARAB EMIRATES DIRHAM	120		33
Forward Currency Contract
BRAZILIAN REAL	12,768		-2
BRITISH POUND STERLING CURRENCY	-18,821		87
CANADIAN DOLLAR	1,529		-3

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CURRENCY CONTRACT—USD	-31,159,196		1,255
JAPANESE YEN	20,529,801		89
SOUTH KOREAN WON	36,414,662		-90
Futures
EURO STOXX 50 FUT MAR21 VGH1	-1,083		0
FTSE 100 IDX FUT MAR21 Z H1	-18		21,256
JPN YEN CURR FUT MAR21 JYH1	-112		4,200
MSCI EAFE FUT MAR21 MFSH1	108		-92,880
MSCI EMGMKT FUT MAR21 MESH1	744		-78,120
S&P/TSX 60 IX FUT MAR21 PTH1	8		-8,289
Publicly-traded Common Stock
3I GROUP PLC	7,350		116,392
3I GROUP PLC	148,359		2,349,361
A P MOLLER—MAERSK A/S B	3,119		6,959,951
A P MOLLER—MAERSK A/S B	300		669,441
A2A SPA	384,833		613,286
ABB LTD	53,018		1,479,809
ABB LTD	197,991		5,526,214
ABB LTD	6,410		178,912
ABN AMRO BANK NV-GDR	3,180		31,156
ACE HARDWARE INDONESIA TBK PT	11,338,500		1,384,023
ADECCO GROUP AG	9,098		607,972
ADMIRAL GROUP PLC	1,703		67,676
ADVANTECH CO LTD	259,964		3,237,179
AEGON NV	13,536		53,495
AEM HOLDINGS LTD	320,100		835,612
AEON FINANCIAL SERVICE CO LTD	1,100		13,167
AGC INC	4,000		139,461
AGEAS	1,009		53,719
AGRICULTURAL BANK OF CHINA H	197,082		72,198
AJANTA PHARMA LTD	52,205		1,167,091
AJINOMOTO CO INC	44,100		998,341
AKZO NOBEL NV	21,109		2,265,717
ALLIANZ SE (REGD)	3,195		783,367
ALLIANZ SE (REGD)	24,909		6,107,317
ALLIANZ SE (REGD)	1,026		251,560
ALPHA BANK SA	996,094		1,161,145
ALPS ALPINE CO LTD	67,400		886,438
ALSO HOLDING AG-REG	681		194,615
AMADA CO LTD	6,600		72,421
AMBEV SA	1,071,800		3,229,308
AMCOR PLC	111,000		1,306,470
AMP LTD (POST RECON)	22,278		26,793
AMUNDI SA	46,379		3,784,815
ANDRITZ AG	20,439		935,850
ANDRITZ AG	25,600		1,172,159
ANIMA HOLDING SPA	87,300		414,015
ANSELL LTD	42,500		1,139,580
ANTOFAGASTA PLC	74,800		1,473,473

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
AOZORA BANK LTD	900		16,587
ARCELORMITTAL SA	152,013		3,506,142
AREZZO INDUSTRIA E COMERCIO SA	194,578		2,554,066
ARISTOCRAT LEISURE LTD	5,032		120,262
ASAHI GROUP HOLDINGS LTD	38,400		1,578,322
ASKUL CORP	26,000		969,445
ASM INTERNATIONAL NV (NETH)	386		84,857
ASOS PLC	2,220		145,205
ASPEED TECH INC	40,000		2,440,673
ASR NEDERLAND NV	33,324		1,337,332
ASSICURAZIONI GENERALI SPA	9,053		157,710
ASSOCIATED BRITISH FOODS PLC	9,773		302,574
ASTELLAS PHARMA INC	30,500		470,844
ASTRAZENECA PLC	5,770		577,898
ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC	2,100		79,758
ATOS SE	690		63,035
AURIZON HOLDINGS LTD	422,630		1,270,724
AUSTAL LTD	259,290		533,732
AUSTRALIA & NZ BANKING GRP	20,639		361,194
AUTOHOME INC ADR CL A	24,100		2,400,842
AVAST PLC	53,470		393,021
AVI LTD	369,463		1,840,904
AVIVA PLC	29,273		130,180
AVIVA PLC	440,262		1,957,894
AVIVA PLC	250,284		1,113,040
AXA SA	13,683		326,159
B2GOLD CORPORATION	247,300		1,385,222
B2W CIA DIGITAL	201,314		2,930,452
BABCOCK INTL GROUP PLC	281,054		1,075,771
BAJAJ AUTO LTD	57,998		2,734,235
BALOISE HOLDINGS AG	393		69,917
BANCA MEDIOLANUM SPA	35,536		308,229
BANCO BILBAO VIZ ARGENTARIA SA	47,003		231,695
BANCO DE SABADELL SA	41,389		17,899
BANCO DO BRASIL SA	4,528		33,824
BANCO SANTANDER MEXICO SA INSTITUCION DE BANCA MUL	16,428		16,767
BANCO SANTANDER SA	113,460		351,788
BANCO SANTANDER SA	1,860,050		5,767,174
BANCOLOMBIA SA	185,700		1,901,855
BANGKOK LIFE ASSURAN LTD NVDR	2,465,100		1,728,451
BANK HAPOALIM LTD (REG)	8,467		57,941
BANK LEUMI LE-ISRAEL BM	4,877		28,684
BANK OF CHINA HONG KONG LTD	26,874		81,463
BANK OF CHINA LTD H	564,039		192,804
BANK OF COMMUNICATIONS H	70,339		37,200
BANK OF IRELAND GROUP PLC	5,075		20,460
BANK OF KYOTO	500		26,004
BANK OF MONTREAL	4,610		350,503

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BANK OF MONTREAL	1,800		136,856
BANK OF NOVA SCOTIA	8,434		455,856
BANK OF QUEENSLAND LTD	3,453		20,605
BANK POLSKA KASA OPIEKI	1,313		21,475
BANKIA SA	8,601		15,225
BANKIA SA	953,336		1,687,568
BANKINTER SA	5,483		29,633
BARCLAYS PLC ORD	61,902		124,166
BARCLAYS PLC ORD	863,553		1,732,157
BARCLAYS PLC ORD	94,300		189,152
BARRICK GOLD CORP	2,200		50,116
BASF SE	69,346		5,482,855
BASF SE	20,200		1,597,117
BAYCURRENT CONSULTING INC	700		122,638
BAYER AG	10,310		606,522
BB SEGURIDADE PARTICIPACOES SA	5,688		32,447
BDO UNIBANK INC	16,550		36,808
BEENOS INC	12,300		363,919
BEIJING NEW BLDG MATL PLC A	190,600		1,169,585
BEIJING NEW BLDG MATL PLC A	198,324		1,216,982
BELLWAY PLC	56,119		2,267,748
BENDIGO AND ADELAIDE BANK LTD	4,131		29,682
BETSSON AB	57,276		513,059
BHP GROUP LIMITED	2,200		71,965
BIM BIRLESIK MAGAZALAR AS	125,070		1,270,387
BK BRASIL OPERACAO E ASSESSORIA A RESTAURANTES SA	764,222		1,603,716
BLUESCOPE STEEL LTD	36,300		489,186
BNK FINANCIAL GROUP INC	2,681		13,991
BNP PARIBAS	7,858		413,796
BNP PARIBAS	25,580		1,347,023
BOARDWALK REIT UNIT	6,700		177,593
BOLIDEN AB	38,834		1,375,398
BOLSA MEXICANA DE VALORES SA	984,000		2,331,990
BOOHOO GROUP PLC	111,459		522,801
BOUYGUES ORD	45,860		1,885,237
BP PLC	1,314,822		4,581,353
BP PLC	193,300		673,533
BRADESCO SA	10,190		47,476
BRADESCO SA PREF (BANCO BRAESCO)	31,629		165,263
BRAMBLES LTD	123,000		1,005,165
BRITISH AMERICAN TOBACCO PLC	6,500		240,707
BUNZL PLC	38,152		1,274,583
BURSA MALAYSIA BHD	1,173,300		2,420,979
CAIXABANK SA	10,273		26,368
CANADIAN IMP BK OF COMMERCE	3,063		261,615
CANADIAN IMP BK OF COMMERCE	5,100		435,597
CANADIAN NATL RESOURCES LTD	8,300		199,463
CAPCOM CO LTD	8,200		532,081
CARLSBERG AS CL B	10,168		1,627,574

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CARREFOUR SA (SUPERMARCHE)	3,920		67,188
CATCHER TECHNOLOGY CO LTD	221,000		1,619,739
CATCHER TECHNOLOGY CO LTD	191,000		1,399,865
CATHAY FINANCIAL HLDG CO LTD	61,049		91,768
CENTERRA GOLD INC	50,200		581,309
CENTURY PACIFIC FOOD INC	7,314,145		2,665,505
CERVECERIAS UNIDAS SA CIA	254,277		1,877,820
CHANG HWA COMMERCIAL BANK	51,244		32,726
CHARTER HALL GROUP STAPLED	125,840		1,427,110
CHARTER HALL LONG WALE REIT (STAPLED)	16,785		60,173
CHIBA BANK LTD	5,300		29,155
CHINA CINDA ASSET MANAGEMENT CO LTD CL H	80,956		15,351
CHINA CITIC BANK CORP LTD H	72,993		30,977
CHINA CONSTRUCTION BANK CORP H	590,582		448,700
CHINA DEV FIN HOLDINGS CORP	118,116		39,082
CHINA EVERBRIGHT LTD	9,290		12,439
CHINA GALAXY SEC CO LTD H	47,500		29,778
CHINA HONGXING SPORTS LTD	3,613,000		155,007
CHINA HUARONG ASSET MANAGEMENT CO LTD	90,000		9,984
CHINA LIFE INS CO LTD H	53,749		118,557
CHINA MENGNIU DAIRY CO LTD	718,977		4,340,321
CHINA MERCHANTS BANK CO LTD H	28,865		182,444
CHINA MINSHENG BANK CORP H	55,740		31,780
CHINA MOBILE LIMITED	735,500		4,193,397
CHINA OVERSEAS PROPERTY HOLDINGS LTD	3,375,000		1,758,799
CHINA PACIFIC INS(GRP) CO LTD H	19,907		77,934
CHINA RESOURCES POWER HLDS LTD	2,106,000		2,268,328
CHINA TAIPING INSU HLDS CO LTD	13,802		24,889
CHUGOKU BANK LTD	2,500		20,023
CI FINANCIAL CORP	2,181		27,038
CIA DE DISTRIBUCION INTEGRAL LOGISTA HOLDINGS SA	13,168		255,135
CIMB GROUP HOLDINGS BERHAD	37,397		39,977
CINEWORLD GROUP PLC	963,998		845,009
CITIC SECURITIES CO LTD H	18,911		42,640
CK HUTCHISON HOLDINGS LTD	929,500		6,486,459
CLICKS GROUP LTD	182,449		3,137,080
CNP ASSURANCES	1,515		24,394
CNP ASSURANCES	56,023		902,046
COCA COLA HBC AG	4,360		141,724
COCA-COLA EUROPEAN PARTNERS PLC	29,700		1,479,951
COMMONWEALTH BK OF AUSTRALIA	6,113		386,969
CONCORDIA FINANCIAL GROUP LTD	9,900		34,804
CONSTELLATION SOFTWARE INC	300		389,564
CONTINENTAL AG	55,431		8,210,720
CONTINENTAL AG	511		75,692
COVESTRO AG	83,431		5,145,097
COVESTRO AG	13,325		821,738
CREDICORP LTD	269		44,121
CREDIT AGRICOLE SA	8,296		104,591

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CREDIT AGRICOLE SA	8,180		103,129
CREDIT SAISON CO LTD	1,400		16,081
CREDIT SUISSE GROUP AG	17,280		222,514
CREDIT SUISSE GROUP AG	112,951		1,454,469
CREDIT SUISSE GROUP AG	161,200		2,075,771
CSL LIMITED	6,200		1,353,569
CTBC FINL HLDG CO LTD	90,909		63,717
D&L INDUSTRIES INC	8,658,788		1,388,435
DAICEL CORP	134,000		977,212
DAI-ICHI LIFE HOLDINGS INC	7,800		117,240
DAIMLER AG	30,590		2,159,628
DAIWA HOUSE INDUSTRY CO LTD	11,800		350,154
DAIWA SECURITIES GROUP INC	11,900		54,167
DANSKE BK AS	5,376		88,815
DANSKE BK AS	80,415		1,328,503
DB INSURANCE CO LTD	462		18,571
DBS GROUP HOLDINGS LTD	151,422		2,868,952
DENSO CORP	59,400		3,528,736
DEUTSCHE BANK AG	14,747		161,222
DEUTSCHE BOERSE AG	10,819		1,840,472
DEUTSCHE POST AG	29,638		1,466,394
DEUTSCHE TELEKOM AG (REGD)	85,900		1,569,374
DIAGEO PLC	9,660		380,185
D’IETEREN SA	8,830		731,370
D’IETEREN SA	7,800		646,057
DIRECT LINE INSURANCE GRP PLC	11,127		48,540
DNB ASA	7,140		139,898
DNB ASA	123,900		2,427,641
DRAX GROUP PLC	173,500		889,730
DUNDEE PRECIOUS METALS INC	20,900		150,236
DUNI AB	63,600		833,303
EBARA CORP	2,100		68,539
EIFFAGE SA (FORM FOUGEROLLE)	2,258		218,031
ELECTRIC POWER DEVELOP CO LTD	14,400		198,173
ELEMENT FLEET MANAGEMENT CORP	3,714		39,039
EMPIRE CO LTD NON-VTG CL A	2,900		79,261
ENDESA SA	65,855		1,798,097
ENEL (ENTE NAZ ENERG ELET) SPA	293,798		2,970,408
ENEL (ENTE NAZ ENERG ELET) SPA	682,949		6,904,871
ENEL (ENTE NAZ ENERG ELET) SPA	223,700		2,261,691
ENEOS HOLDINGS INC	561,500		2,014,233
ENI SPA	413,052		4,313,363
ENTAIN PLC	42,260		655,056
EPIROC AB CL A	7,780		141,509
ERG SPA	2,770		79,185
ERICSSON (LM) TELE CO CL B	159,666		1,894,816
ERSTE GROUP BANK AG	2,256		68,736
EURAZEO SE	260		17,628
EURONAV NV	23,300		187,865

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
EVONIK INDUSTRIES AG	13,176		429,454
EVRAZ PLC	124,900		805,496
EXOR NV	868		70,219
EZ TEC EMPREENDIMENTOS E PARTI	217,500		1,796,379
FEDERAL BANK LTD	2,134,363		1,948,711
FINNING LTD	3,800		80,693
FIRST FINANCIAL HOLDING CO	78,784		59,844
FLOW TRADERS	12,585		416,033
FRASERS LOGISTICS & COMMERCIAL TRUST	125,300		133,681
FRESENIUS SE & CO KGAA	26,300		1,215,776
FUBON FINANCIAL HOLDING CO LTD	50,431		83,881
FUJIFILM HOLDINGS CORP	123,400		6,498,951
FUJITSU LTD	9,900		1,429,078
FUKUOKA FINANCIAL GROUP INC	1,300		23,078
FUKUOKA FINANCIAL GROUP INC	48,200		855,654
FUYAO GLASS INDUSTRY GROUP CO LTD A	490,839		3,613,589
G5 ENTERTAINMENT AB	727		35,769
GALAXY ENT GROUP LTD	251,000		1,950,706
GBL (GROUPE BRUXELLES LAMB) SA	351		35,385
GENMAB AS	886		358,187
GETINGE AB SER B	10,090		235,584
GF SECURITIES CO LTD H	12,740		18,011
GJENSIDIGE FORSIKRING ASA	1,811		40,426
GLAXOSMITHKLINE PLC	315,748		5,794,560
GLAXOSMITHKLINE PLC	87,290		1,601,933
GN STORE NORDIC LTD	7,888		630,791
GOODMAN GROUP STAPLED UNIT	198,857		2,899,069
GREAT WEST LIFECO INC	2,323		55,388
GREENCORE GROUP PLC	613,600		977,549
GRUPO AERO CENTRO NORTE CL B	106,000		683,904
GRUPO AEROPORT DEL SURST SAB B	37,000		612,133
GRUPO AEROPORTUARIO SAB CV CLB	133,200		1,486,924
GRUPO AEROPORTUARIO SAB CV CLB	61,500		686,530
GRUPO FINANCIERO BANORTE SAB	18,376		101,514
GRUPO FINANCIERO BANORTE SAB	315,200		1,741,247
GUNGHO ONLINE ENTERTAINMNT INC	4,000		89,410
H.U. GROUP HOLDINGS INC	9,600		258,374
HACHIJUNI BANK LTD	4,000		13,287
HAITONG SECURITIES CO LTD H	27,073		24,201
HANA FINANCIAL GROUP INC	2,232		70,749
HANG SENG BANK LTD	5,574		96,130
HANNOVER RUECKVERSICHERUNGS SE(REGD)	480		76,407
HANNOVER RUECKVERSICHERUNGS SE(REGD)	8,800		1,400,793
HAPVIDA PARTICIPACOES E INVESTIMENTOS SA	1,026,000		3,014,277
HEADHUNTER GROUP INC ADR	57,984		1,754,016
HEIDELBERGCEMENT AG	280		20,941
HEIDELBERGCEMENT AG	15,400		1,151,757
HERO MOTOCORP LTD	56,852		2,420,246
HIROGIN HOLDINGS INC	2,600		14,605

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HITACHI LTD	39,900		1,570,805
HITACHI METALS LTD	276,000		4,185,909
HITACHI TRANSPORT SYSTEM CO	21,200		630,323
HOCHTIEF AG	9,498		923,037
HON HAI PRECISION IND CO LTD	865,753		2,833,788
HONDA MOTOR CO LTD	178,500		4,974,420
HONDA MOTOR CO LTD	227,500		6,339,947
HONDA MOTOR CO LTD	105,500		2,940,063
HONDA MOTOR CO LTD	51,500		1,435,197
HONG LEONG BANK BHD	6,500		29,410
HOSIDEN CORP	10,900		104,825
HSBC HOLDINGS PLC	141,404		732,582
HSBC HOLDINGS PLC	709,843		3,677,536
HUA NAN FINANCIAL HLDGS CO LTD	74,130		48,133
HUATAI SECURITIES CO LTD H	10,617		16,708
HULIC REIT INC	86		128,182
HUYA INC ADR	74,900		1,492,757
HYUNDAI FIRE & MARINE INS CO	626		13,085
HYUNDAI MOBIS	7,200		1,690,180
IA FINANCIAL CORP INC	906		39,275
IA FINANCIAL CORP INC	3,600		156,059
IBERDROLA SA	64,060		915,629
IGM FINANCIAL INC	807		21,879
IGO LTD RT 12/10/20	7,721		10,595
IIDA GROUP HOLDINGS CO LTD	84,600		1,707,485
IIDA GROUP HOLDINGS CO LTD	16,200		326,965
ILUKA RESOURCES LIMITED	47,100		235,663
IMERYS	37,695		1,780,297
IMI PLC ORD	4,400		70,098
INCHCAPE PLC	144,869		1,274,827
INDUSTRIAL & COM BK OF CHINA H	519,580		337,118
INDUSTRIAL BANK OF KOREA	2,352		19,103
INDUSTRIVARDEN AB SER C	1,453		46,887
INFOSYS LTD SPON ADR	96,800		1,640,760
ING GROEP NV	27,289		254,733
ING GROEP NV	374,373		3,494,633
INGENIA COMMUNITIES GROUP (STPLD)	79,361		301,022
INPEX CORP	271,700		1,463,030
INTERFOR CORP	5,600		104,574
INTERNET INITIATIVE JP INC	2,600		51,167
INTESA SANPAOLO SPA	99,086		231,517
INTESA SANPAOLO SPA	696,900		1,628,326
INVESTEC PLC	4,021		10,299
INVESTOR AB SER B	3,301		240,405
IPSEN PROMESSES	1,440		119,448
IPSOS SA	23,800		802,477
ISRACARD LTD	418		1,411
ISUZU MOTORS LTD	166,600		1,581,212
ISUZU MOTORS LTD	54,700		519,161

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ITAU UNIBANCO HOLDING SA	17,566		106,968
ITAUSA (INVEST ITAU) PFD	32,407		73,184
JAPAN LOGISTICS FUND INC	89		262,462
JAPAN POST BANK CO LTD	3,300		27,070
JAPAN POST HOLDINGS CO LTD	11,500		89,412
JAZZ PHARMA PLC	4,800		792,240
JD SPORTS FASHION PLC	13,600		159,943
JOHN WOOD GROUP PLC	1,286,923		5,459,108
JSE LIMITED	248,306		1,900,948
JULIUS BAER GRUPPE AG	1,676		96,550
JUMBO SA	59,794		1,038,003
JUMBO SA	23,800		413,160
KALBE FARMA PT (DEMAT)	17,519,314		1,845,451
KAMIGUMI CO LTD	28,600		521,561
KASIKORNBANK PCL (FOR)	3,900		14,715
KASIKORNBANK PCL (LOC)	5,100		19,242
KB FINANCIAL GROUP INC	2,903		115,757
KBC GROUPE SA	1,825		127,706
KBC GROUPE SA	18,947		1,325,837
KDDI CORP	11,400		338,506
KDDI CORP	45,100		1,339,176
KIA MOTORS CORP	36,300		2,081,137
KINDRED GROUP PLC	130,669		1,279,437
KINGFISHER PLC	1,553,408		5,744,068
KINNEVIK AB	1,853		93,578
KINROSS GOLD CORP	23,800		174,692
KINTETSU WORLD EXPRESS INC	8,900		211,004
KLAB INC	7,400		64,286
KOH YOUNG TECHNOLOGY INC	28,907		2,788,700
KOHNAN SHOJI CO	2,200		68,500
KOMATSU LTD	172,600		4,709,704
KONINKLIJKE AHOLD DELHAIZE NV	86,593		2,444,722
KOREA INVESTMENT HLDGS CO LTD	412		29,904
KPN (KON) NV	499,024		1,516,156
KRUNG THAI BANK (LOC)	37,600		13,935
KS HOLDINGS CORP	30,400		422,782
KT & G CORP	16,500		1,259,779
KURITA WATER INDUSTRIES LTD	2,000		76,413
KYOCERA CORP	107,200		6,567,694
LANXESS AG	27,700		2,123,780
LEENO INDUSTRIAL INC	25,677		3,184,839
LEG IMMOBILIEN GMBH	954		148,083
LEGAL & GENERAL GROUP PLC ORD	43,409		158,021
LEGRAND SA	8,420		750,899
LENOVO GROUP LTD	3,058,000		2,887,418
LEOVEGAS AB	40,944		173,677
LG UPLUS CORP	139,315		1,503,991
LIC HOUSING FINANCE (DEMAT) DEMATERIALIZED SHS	345,819		1,710,055
LINDE PLC	5,044		1,329,144

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
LLOYDS BANKING GROUP PLC	504,993		251,647
LLOYDS BANKING GROUP PLC	11,022,379		5,492,639
LOGITECH INTL SA REG	1,010		98,022
LOJAS RENNER SA	254,600		2,134,166
LONZA GROUP AG	2,001		1,285,631
LOOMIS AB	47,400		1,303,160
M&G PLC	304,695		824,799
MACQUARIE GROUP LTD	2,342		250,035
MAGNA INTL INC	8,782		621,688
MAGNA INTL INC	39,987		2,830,724
MAIL.RU GROUP LTD GDR REGS	63,112		1,659,846
MALAYAN BANKING	28,200		59,309
MANULIFE FINANCIAL CORP	14,054		250,077
MANULIFE FINANCIAL CORP	86,200		1,533,844
MAPFRE SA	9,879		19,225
MARUBENI CORP	36,600		243,197
MCJ CO LTD	96,800		1,038,733
MEBUKI FINANCIAL GROUP INC	8,800		17,301
MEBUKI FINANCIAL GROUP INC	43,000		84,538
MEDIOBANCA SPA	3,278		30,194
MEDIOBANCA SPA	63,800		587,677
MEGA FINANCIAL HOLDING CO LTD	84,937		90,053
MERCIALYS	14,302		126,148
METHANEX CORP	58,500		2,688,086
MICHELIN CL B (REG)	40,216		5,156,181
MICHELIN CL B (REG)	4,576		586,699
MICHELIN CL B (REG)	11,000		1,410,334
MICRO FOCUS INTERNATIONAL PLC	35,600		206,465
MILLICOM INTL CELL SA SDR	254		9,996
MITSUBISHI ELECTRIC CORP ORD	452,800		6,827,850
MITSUBISHI UFJ FINL GRP INC	84,400		372,813
MITSUBISHI UFJ LEA&FIN CO LTD	4,500		21,573
MITSUI & CO LTD	97,300		1,780,527
MITSUI CHEMICALS INC	8,600		251,949
MIZUHO FINANCIAL GROUP INC	17,120		216,788
MIZUHO FINANCIAL GROUP INC	65,830		833,594
MODERN TIMES GRP MTG AB SER B	133		2,371
MONDI PLC	123,966		2,914,957
MR PRICE GROUP LIMITED	128,332		1,490,293
MS&AD INSURANCE GRP HLDGS INC	3,500		106,469
MS&AD INSURANCE GRP HLDGS INC	28,700		873,049
MS&AD INSURANCE GRP HLDGS INC	3,500		106,469
MUNICH REINSURANCE (REG)	1,108		328,651
MUNICH REINSURANCE (REG)	5,700		1,690,715
MUTHOOT FINANCE LTD	119,326		1,977,294
NATIONAL AUSTRALIA BANK LTD	18,819		327,892
NATIONAL BANK OF CANADA DTC ELIGIBLE	2,519		141,772
NATIONAL BANK OF CANADA DTC ELIGIBLE	6,200		348,942
NATIXIS	7,448		25,377

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
NATURGY ENERGY GROUP SA	128,764		2,982,494
NATWEST GROUP PLC	26,778		61,392
NATWEST GROUP PLC	832,936		1,909,601
NESTLE SA (REG)	22,646		2,666,974
NEW CHINA LIFE INSURANCE CO H	6,635		25,890
NEWCREST MINING LTD	29,900		594,265
NEXANS SA	7,284		527,236
NEXT PLC	18,400		1,782,979
NH FOODS LTD	5,200		228,638
NIEN MADE ENTERPRISE CO LTD	219,000		2,540,079
NIHON UNISYS LTD	10,400		406,915
NINE ENTERTAINMENT CO HOLDINGS LTD	222,072		397,199
NINETY ONE PLC	2,010		6,300
NINTENDO CO LTD	5,500		3,506,513
NIPPON ELECTRIC GLASS CO LTD	13,300		290,589
NIPPON TELEGRAPH & TELEPHONE	242,300		6,207,977
NIPPON TELEGRAPH & TELEPHONE	31,100		796,814
NIPPON YUSEN KABUSHIKI KAISHA	8,900		207,039
NISHIMATSUYA CHAIN CO LTD	5,100		73,150
NN GROUP NV	2,353		102,132
NN GROUP NV	24,889		1,080,313
NOMURA HOLDINGS INC	13,800		72,839
NOMURA HOLDINGS INC	281,100		1,483,701
NOMURA REAL ESTATE MASTER FUND INC	502		717,594
NORDEA BANK ABP	323		2,633
NORDEA BANK ABP	21,579		176,302
NORDIC ENTMT GROUP AB CL B	133		7,413
NORSK HYDRO AS ORD	81,300		377,948
NOVARTIS AG (REG)	37,277		3,522,220
NOVARTIS AG (REG)	53,492		5,054,338
NOVARTIS AG (REG)	44,720		4,225,492
NOVARTIS AG (REG)	16,600		1,568,497
NOVO-NORDISK AS CL B	10,350		724,809
NTT DATA CORP	47,600		650,463
OLD MUTUAL LTD	55,910		45,614
OPEN HOUSE CO LTD	6,800		249,596
OPEN TEXT CORPORATION	5,500		249,918
ORIX CORP	9,600		147,317
ORKLA ASA	177,396		1,799,977
OTP BANK (REG)	1,023		46,041
OVERSEA-CHINESE BKG CORP LTD	23,663		180,122
PANASONIC CORP	487,600		5,621,886
PANDORA A/S	670		74,892
PEOPLES INSURANCE CO GRP OF CHINA LTD H	65,030		20,635
PEUGEOT SA	60,173		1,644,426
PICC PROPERTY & CASUALTY CO H	53,749		40,698
PLUS500 LTD	33,459		663,450
POPULAR INC	40,600		2,286,592
POSCO	18,694		4,671,761

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
POSTE ITALIANE SPA	4,656		47,324
POWER CORP OF CANADA SUB VTG	4,839		111,119
POWSZECHNY ZALKAD UBEZPIEC SA	2,069		17,922
POYA CO LTD	78,000		1,598,463
PRESSANCE CORP	8,100		139,321
PUBLIC BANK BHD (LOC) (MLAY)	8,600		44,042
PUBLICIS GROUPE SA	68,579		3,414,854
PUBLICIS GROUPE SA	1,490		74,194
PUBLICIS GROUPE SA	46,178		2,299,408
QANTAS AIRWAYS LTD	282,400		1,055,924
QBE INSURANCE GROUP LTD	10,489		68,978
QBE INSURANCE GROUP LTD	370,078		2,433,708
QUALITAS CONTROLADO SAB DE CV	643,500		3,464,639
QUILTER PLC	12,366		25,975
RAIFFEISEN BANK INTERNTNL AG	1,249		25,451
RAKUS CO LTD	13,400		310,424
RANDSTAD NV	3,380		219,837
RECKITT BENCKISER GROUP PLC	12,140		1,086,067
REDROW PLC	26,631		208,128
RENTOKIL INITIAL PLC	30,900		215,335
REPSOL SA	94,932		956,783
RESONA HOLDINGS INC	16,700		58,289
RESONA HOLDINGS INC	401,400		1,401,042
REXEL SA	357,601		5,633,352
REXEL SA	4,690		73,882
RHEINMETALL AG ORD	5,500		581,738
RHI MAGNESITA NV	26,486		1,269,859
RIDE ON EXPRESS HOLDINGS CO LTD	5,100		91,573
RIO TINTO LTD	12,400		1,088,190
RIO TINTO PLC	27,793		2,078,979
RIVERSTONE HOLDINGS LTD	84,000		70,551
ROCHE HOLDINGS AG (GENUSSCHEINE)	13,997		4,885,432
ROCHE HOLDINGS AG (GENUSSCHEINE)	11,049		3,856,479
ROYAL BANK OF CANADA	10,176		836,128
ROYAL BANK OF CANADA	12,500		1,027,084
ROYAL DUTCH SHELL PLC CL A	200,404		3,577,851
ROYAL DUTCH SHELL PLC CL A	195,572		3,491,585
ROYAL DUTCH SHELL PLC CL A	19,850		352,286
ROYAL DUTCH SHELL PLC CL B	155,009		2,669,611
ROYAL MAIL PLC	43,100		199,038
ROYAL UNIBREW AS	1,590		184,409
SAINSBURY (J) PLC	1,458,184		4,496,620
SAMPO OYJ SER A	3,238		136,749
SAMSUNG ELECTRONICS CO LTD	41,332		3,075,962
SAMSUNG LIFE INSURANCE CO LTD	561		40,771
SAMSUNG SECURITIES CO LTD	717		26,647
SANKYO CO LTD GUNMA (6417)	25,184		680,484
SANKYU INC	7,600		286,688
SANLAM LTD	344,573		1,377,589

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SANOFI	20,671		1,987,390
SANOFI	59,978		5,766,516
SANOFI	19,880		1,911,340
SANWA HOLDINGS CORP	38,500		448,182
SAP SE	1,698		222,413
SARTORIUS STEDIM BIOTECH	1,229		437,210
SASOL LTD	54,900		500,358
SBI HOLDINGS INC	1,800		42,658
SCHNEIDER ELECTRIC SE	11,250		1,625,863
SCHNEIDER ELECTRIC SE	14,047		2,030,089
SCHRODERS PLC (NEW) ORD	1,028		46,911
SCOR SE	1,376		44,412
SCOR SE	27,956		902,308
SCOUT24 AG	1,220		99,932
SERIA CO LTD	13,400		491,850
SEVEN & I HOLDINGS CO LTD	24,200		857,564
SHENG SIONG GROUP LTD	619,800		726,914
SHIMAMURA CORP	1,400		146,976
SHIN KONG FINCL HLDNGS CO LTD	82,795		25,952
SHINHAN FINANCIAL GROUP CO LTD	3,126		92,051
SHINHAN FINANCIAL GROUP CO LTD	37,400		1,101,309
SHINHAN FINANCIAL GROUP CO LTD	28,700		845,122
SHINSEI BANK LTD	1,500		18,464
SHIZUOKA BANK LTD	3,900		28,555
SHOPIFY INC CL A	1,208		1,367,396
SIAM COMMERCIAL BANK PCL (FOR)	348,400		1,017,863
SIAM COMMERCIAL BANK PCL (LOC)	13,800		40,317
SICHUAN SWELLFUN CO LTD A	196,460		2,498,983
SIEMENS AG (REGD)	14,763		2,119,499
SIGNATURE AVIATION PLC	365,294		1,933,218
SIGNIFY NV	25,403		1,071,589
SINGAPORE TELECOM LTD (SING)	1,395,800		2,439,693
SINOPAC HOLDINGS	100,173		40,808
SITC INTL HOLDINGS CO LTD	66,000		142,515
SK HYNIX INC	20,350		2,215,604
SKANDINAVISKA ENSKI BK SER A	11,091		113,908
SKF AB SER B	63,100		1,636,630
SOCIETE GENERALE SA CL A	5,439		113,104
SOJITZ CORPORATION	95,300		212,280
SOLVAY CL A	16,000		1,893,655
SOMPO HOLDINGS INC	2,500		101,036
SOMPO HOLDINGS INC	24,000		969,948
SONOVA HLDG AG	3,560		924,884
SONY CORP	50,900		5,070,035
SONY CORP	13,100		1,304,862
SONY CORP	16,700		1,663,450
SOUTH32	1,009,901		1,923,100
SPAREBANK 1 SR BK CAP CERTS	187,000		1,984,663
SPAREBANKEN VEST AS	66,085		558,014

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SSE PLC	357,410		7,331,373
ST GOBAIN CIE DE	152,819		7,000,925
ST GOBAIN CIE DE	15,510		710,542
STANDARD CHARTERED PLC	411,418		2,621,219
STANDARD LIFE ABERDEEN PLC	17,396		66,919
STMICROELECTRONICS NV	23,109		854,838
SUBARU CORP	39,500		789,005
SUMITOMO CORP	14,400		190,433
SUMITOMO FORESTRY CO LTD	24,200		504,836
SUMITOMO MITSUI FINL GROUP INC	9,400		290,225
SUMITOMO MITSUI FINL GROUP INC	79,500		2,454,564
SUMITOMO MITSUI FINL GROUP INC	37,500		1,157,813
SUMITOMO MITSUI TR HLDGS INC	2,400		73,844
SUMITOMO MITSUI TR HLDGS INC	42,100		1,295,353
SUMITOMO MITSUI TR HLDGS INC	42,000		1,292,276
SUN LIFE FINANCIAL INC	4,437		197,293
SUN LIFE FINANCIAL INC	1,500		66,698
SUNCORP GROUP LTD	9,411		70,668
SUNDRUG CO LTD	7,500		299,259
SUNNY FRIEND ENVIRONMENTAL TECHNOLOGY CO LTD	243,000		2,014,409
SUNTORY BEVERAGE & FOOD LTD	1,800		63,629
SUZUKI MOTOR CORP	17,100		791,944
SUZUKI MOTOR CORP	1,500		69,469
SVENSKA HANDELSBANKEN SER A	11,068		111,116
SVENSKA HANDELSBANKEN SER A	19,800		198,780
SVENSKA HANDELSBANKEN SER A	136,684		1,372,223
SWEDBANK AB A	6,542		114,594
SWEDISH MATCH AB	1,890		146,512
SWISS LIFE HLDGS AG (NEW)	246		114,594
SWISS LIFE HLDGS AG (NEW)	1,760		819,862
SWISS RE LTD	2,325		218,870
T&D HOLDINGS INC	4,200		49,503
T&D HOLDINGS INC	86,600		1,020,698
T&D HOLDINGS INC	93,500		1,102,024
TAISHIN FINANCIAL HLDGS CO LTD	90,470		42,649
TAIWAN SEMICONDUCTOR MFG CO LTD	432,000		8,146,013
TAKEDA PHARMACEUTICAL CO LTD	188,500		6,855,043
TAMA HOME CO LTD	19,200		273,715
TATE & LYLE PLC	5,900		54,412
TAYLOR WIMPEY PLC	1,025,575		2,325,302
TDK CORP	2,300		346,153
TECAN GROUP AG	1,436		703,645
TECHNIPFMC PLC	464,078		4,362,333
TELENET GROUP HOLDING NV	5,517		236,434
TELENOR AS	3,840		65,342
TELEPERFORMANCE	1,337		443,127
TELIA CO AB	1,383,975		5,712,455
TESCO PLC	798,197		2,525,811
TESCO PLC	2,000,742		6,331,138

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TFI INTERNATIONAL INC	7,800		401,551
THAI BEVERAGE PUBLIC CO LTD	5,136,000		2,856,356
THALES	740		67,711
TOKIO MARINE HOLDINGS INC	4,800		246,752
TOKIO MARINE HOLDINGS INC	113,800		5,850,084
TOKUYAMA CORP	31,600		709,091
TOKYO ELECTRON LTD	2,000		743,790
TOKYO GAS CO LTD	4,200		96,972
TOKYOTOKEIBA CO LTD	12,300		557,494
TOMY COMPANY LTD	5,400		47,591
TOPICUS.COM INC	557		2,106
TOREX GOLD RESOURCES INC	21,000		314,942
TORONTO-DOMINION BANK	12,885		728,014
TORONTO-DOMINION BANK	22,500		1,271,270
TORONTO-DOMINION BANK	31,332		1,770,286
TOURMALINE OIL CORP	10,900		146,943
TOYOTA MOTOR CORP	23,000		1,772,418
TRAVELSKY TECHNOLOGY LTD H	1,276,000		3,077,892
TRAVIS PERKINS PLC	275,037		5,066,243
TRELLEBORG AB SER B	40,263		893,091
TREND MICRO INC	5,400		310,648
TRYG AS	1,118		35,252
TURKIYE GARANTI BANKASI AS	18,794		26,220
TURKIYE HALK BANKASI	9,912		7,414
TURKIYE IS BANKASI AS C	22,512		21,201
UBS GROUP AG	25,758		362,817
UBS GROUP AG	269,945		3,802,343
UBS GROUP AG	68,750		968,386
UCB SA	3,296		340,164
UNICREDIT SPA	14,222		132,879
UNICREDIT SPA	115,733		1,081,314
UNIPOL GRUPPO SPA	184,351		880,580
UNIPOLSAI SPA	10,132		26,860
UNITED LAB INT HLDGS	594,000		421,415
UNITED OVERSEAS BANK (LOC)	9,400		160,673
UNITED OVERSEAS BANK (LOC)	364,527		6,230,830
UNITED OVERSEAS BANK (LOC)	74,276		1,269,594
V TECHNOLOGY CO LTD	1,800		102,504
VALMET CORP	24,671		704,055
VARUN BEVERAGES LTD	173,702		2,178,098
VIATRIS INC	140,652		2,635,818
VINCI SA	16,317		1,621,803
VIVENDI	2,080		67,032
VODAFONE GROUP PLC	2,198,602		3,636,168
VODAFONE GROUP PLC	76,200		126,024
VOLKSWAG PFD PERP	23,062		4,294,234
VOLKSWAG PFD PERP	373		69,454
VOLVO AB SER B	48,010		1,130,869
VONOVIA SE	3,140		229,238

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
WAREHOUSES DE PAUW SCA	2,010		69,393
WEICHAI POWER CO LTD H	664,000		1,332,719
WEST FRASER TIMBER LTD	4,300		276,262
WESTPAC BANKING CORP	23,525		351,306
WESTPORTS HOLDINGS BHD	2,802,044		2,995,348
WH GROUP LTD	6,834,000		5,729,931
WH GROUP LTD	712,500		597,392
WILMAR INTERNATIONAL LTD	936,000		3,293,281
WOORI FINANCIAL GROUP INC	3,063		27,382
WPP PLC NEW (UK)	401,136		4,388,428
WPP PLC NEW (UK)	39,826		435,696
X5 RETAIL GROUP NV GDR REGS	57,730		2,085,208
YAMADA HOLDINGS CO LTD	55,300		293,491
YAMAGUCHI FINANCIAL GROUP INC	1,900		10,691
YANDEX NV CL A	23,754		1,652,803
YARA INTERNATIONAL ASA	38,500		1,598,507
YUANTA FINL HLDG CO LTD	91,785		67,107
ZHEJIANG SUPOR COOKWARE CO LTD A	175,986		2,102,923
ZURICH INSURANCE GROUP AG	1,071		451,845
ZURICH INSURANCE GROUP AG	3,187		1,344,566
STIFS and Money Markets
FID BANK TRST ST INV FUND	2,334,914		2,334,914
SSBK GOVT STIF FUND	31,040,206		31,040,201

International Value Account			833,069,868

Investments held by trustee			38,161,818,818

Participant Loans* Interest 3.25%-9.00%, maturing through August 2044			172,830,176

Total Investments			$38,334,648,994

*	Party-in-interest

**	Information not presented because investments are participant directed